Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

OLD NATIONAL BANCORP

AND

UNITED BANCORP, INC.

Dated as of January 7, 2014

TABLE OF CONTENTS

ARTICLE I THE MERGER		1

1.1	Merger.	1
1.2	The Closing.	2
1.3	Effective Time of Merger.	2
1.4	Additional Actions.	2
1.5	Surviving Corporation.	2
1.6	Reservation of Right to Revise Structure.	3

ARTICLE II EFFECT OF MERGER ON CAPITAL STOCK		3

2.1	Conversion of Securities.	3
2.2	Stock Plans.	4
2.3	Exchange Procedure.	5
2.4	Distributions with Respect to Unexchanged Shares.	5
2.5	No Further Ownership Rights in Company Common Stock.	6
2.6	No Liability.	6
2.7	Lost, Stolen or Destroyed Certificates.	6
2.8	Withholding Rights.	6
2.9	Adjustments.	7
2.10	Upset Provision.	7
2.11	Adjustments to Exchange Ratio.	8

ARTICLE III COMPANY’S REPRESENTATIONS AND WARRANTIES		9

3.1	Authorization, No Conflicts, Etc.	9
3.2	Organization and Good Standing.	10
3.3	Subsidiaries.	10
3.4	Capital Stock.	11
3.5	Financial Statements.	12
3.6	Absence of Certain Changes or Events.	13
3.7	Legal Proceedings.	13
3.8	Regulatory Filings.	13
3.9	No Indemnification Claims.	13
3.10	Conduct of Business.	14
3.11	Transaction Documents.	14
3.12	Agreements With Bank Regulators.	14
3.13	Tax Matters.	14
3.14	Title to and Interest in Properties.	15
3.15	Intellectual Property.	15
3.16	Required Licenses, Permits, Etc.	16
3.17	Material Contracts and Change of Control.	16
3.18	Labor and Employment Matters.	18
3.19	Employee Benefits.	18

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3.20	Environmental Matters.	20
3.21	Duties as Fiduciary.	21
3.22	Investment Bankers and Brokers.	21
3.23	Fairness Opinion.	21
3.24	Insurance.	21
3.25	Allowance for Loan and Lease Losses.	21
3.26	Loans and Investments.	22
3.27	Securities Laws Matters.	22
3.28	Books and Records.	23
3.29	Community Reinvestment Act.	23
3.30	Shareholder Rights Plan.	23
3.31	Organizational Documents.	23
3.32	Absence of Undisclosed Liabilities.	23
3.33	Bank Secrecy Act.	23
3.34	No Other Representations or Warranties.	23

ARTICLE IV PURCHASER’S REPRESENTATIONS AND WARRANTIES		24

4.1	Authorization, No Conflicts, Etc.	24
4.2	Organization and Good Standing.	25
4.3	Subsidiaries.	25
4.4	Capital Stock.	26
4.5	Financial Statements.	26
4.6	Absence of Certain Changes or Events.	27
4.7	Legal Proceedings.	27
4.8	Regulatory Filings.	27
4.9	Conduct of Business.	28
4.10	Transaction Documents.	28
4.11	Agreements With Bank Regulators.	28
4.12	Investment Bankers and Brokers.	28
4.13	Community Reinvestment Act.	28
4.14	Organizational Documents.	29
4.15	Bank Secrecy Act.	29
4.16	No Other Representations and Warranties.	29

ARTICLE V COVENANTS		29

5.1	Conduct of Business by Company.	29
5.2	Conduct of Business by Purchaser.	33
5.3	No Solicitation by Company.	33
5.4	Preparation of the Registration Statement; Shareholder Meeting.	36
5.5	Stock Exchange Listing.	37
5.6	Regulatory Matters and Approvals.	37
5.7	Employee Matters.	39
5.8	Press Releases and Public Announcement.	42
5.9	Access to Information.	42
5.10	Indemnification and Insurance.	43
5.11	Takeover Laws.	45
5.12	Section 16 Matters.	45

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5.13	Securityholder Litigation.	45
5.14	Tax-Free Reorganization Treatment.	45
5.15	Expenses.	46
5.16	Bank Consolidation.	46
5.17	Fairness Opinion.	46
5.18	Environmental.	46
5.19	Accruals for Loan Loss Reserve and Expenses.	48
5.20	Business Loan Agreement.	48

ARTICLE VI CLOSING CONDITIONS		48

6.1	Conditions to Each Party’s Obligation to Effect the Merger.	48
6.2	Conditions to Company’s Obligation to Effect the Merger.	49
6.3	Conditions to Purchaser’s Obligation to Effect the Merger.	50

ARTICLE VII TERMINATION		51

7.1	Termination of Plan of Merger.	51
7.2	Effect of Termination.	53

ARTICLE VIII CERTAIN DEFINITIONS		55

ARTICLE IX MISCELLANEOUS		64

9.1	No Third-Party Beneficiaries.	64
9.2	Specific Performance.	64
9.3	Entire Agreement.	64
9.4	Succession and Assignment.	64
9.5	Construction.	65
9.6	Jurisdiction.	65
9.7	Waiver of Jury Trial.	65
9.8	Notices.	65
9.9	Governing Law.	66
9.10	Counterparts.	66
9.11	Headings.	66
9.12	Calculation of Dates and Deadlines.	66
9.13	Severability.	66
9.14	Non-Survival of Representations, Warranties and Agreements.	66
9.15	Amendments.	66

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Plan of Merger”) is made as of January 7, 2014, by and between Old National Bancorp, an Indiana corporation (“Purchaser”), and United Bancorp, Inc., a Michigan corporation (“Company”).

PRELIMINARY STATEMENT

1. The respective Boards of Directors of each of Company and Purchaser have determined that it is in the best interests of their respective corporations and shareholders that Company and Purchaser engage in a merger of Company with and into Purchaser (the “Merger”) in accordance with the terms of this Plan of Merger, the Indiana Business Corporation Law (the “IBCL”) and the Michigan Business Corporation Act (the “MBCA”), as applicable, and any other applicable Law; and

2. The Company Board of Directors has, in light of and subject to the terms and conditions set forth in this Plan of Merger, resolved to adopt this Plan of Merger, to authorize the Merger and the other transactions contemplated by it and to recommend approval by the Company Shareholders of this Plan of Merger; and

3. The Purchaser Board of Directors has, in light of and subject to the terms and conditions set forth in this Plan of Merger, resolved to adopt this Plan of Merger and to authorize the Merger and the other transactions contemplated by it; and

4. For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Plan of Merger is intended to be and is adopted as a “Plan of Reorganization” for the purposes of Sections 354 and 361 of the Code.

5. All of the members of the Company Board of Directors have executed and delivered to Purchaser a voting agreement substantially in the form attached hereto as Exhibit A.

In consideration of the representations, warranties, mutual covenants and agreements contained in this Plan of Merger, Company and Purchaser agree as follows:

ARTICLE I

THE MERGER

1.1 Merger. Subject to the terms and conditions of this Plan of Merger, at the Effective Time, Company shall be merged with and into Purchaser and the separate corporate existence of Company shall cease. Company and Purchaser are each sometimes referred to as a “Constituent Corporation” prior to the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which corporation shall be Purchaser (the “Surviving Corporation”). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in the IBCL and the MBCA, as applicable, with respect to the merger of corporations. Without limiting the generality of the foregoing, and subject to the IBCL and the MBCA, as applicable, at the Effective Time: (a) all the rights, privileges, powers, franchises, licenses, and interests in and to every type of property (whether real, personal, or mixed) of Company and Purchaser, shall vest in the Surviving Corporation, (b) all choses in action of Company and Purchaser shall continue unaffected and uninterrupted by the Merger and shall accrue to the Surviving Corporation, and (c) all debts, liabilities and duties of Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

1.2 The Closing. Company and Purchaser shall consummate the Merger (the “Closing”) (a) at the offices of Krieg DeVault LLP, at 10:00 a.m., local time, on a date to be agreed upon by Company and Purchaser, which will be no later than two Business Days following satisfaction or waiver of the last of the conditions to Closing contained in Article VI (other than any conditions that by their nature are to be satisfied at the Closing) or (b) at such other place and time or on such other date as Company and Purchaser may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”).

1.3 Effective Time of Merger. Upon completion of the Closing, Company and Purchaser shall each promptly execute and file a certificate of merger as required by the MBCA and the IBCL to effect the Merger (collectively, the “Certificates of Merger”, and individually, a “Certificate of Merger”). No party shall take any action to revoke a Certificate of Merger after its filing without the written consent of the other party. The “Effective Time” of the Merger shall be the time and date when the Merger becomes effective as set forth in the Certificates of Merger, which may be the last day of the month in which the Closing occurs.

1.4 Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that deeds, assignments, or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of Company and Purchaser acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger. Company and Purchaser grant to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time and at such time the officers and directors of the Surviving Corporation shall be fully authorized in the name of Company and Purchaser to take any and all such actions contemplated by this Plan of Merger.

1.5 Surviving Corporation. At the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by Law:

1.5.1 Name. The name of the Surviving Corporation shall be “Old National Bancorp.”

1.5.2 Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time, without change.

1.5.3 Bylaws. The bylaws of the Surviving Corporation shall be the bylaws of Purchaser as in effect immediately prior to the Effective Time, without change.

1.5.4 Officers. The officers of the Surviving Corporation shall be the officers of Purchaser immediately before the effective time.

1.5.5 Directors. The directors of the Surviving Corporation shall be the directors of Purchaser immediately before the effective time.

1.6 Reservation of Right to Revise Structure. At Purchaser’s election, the Merger may alternatively be structured so that (a) Company is merged with and into any other direct or indirect wholly-owned subsidiary of Purchaser or (b) any direct or indirect wholly-owned subsidiary of Purchaser is merged with and into Company; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration or the treatment of the holders of Company Common Stock or Company Share-Based Awards, (ii) prevent the parties from obtaining the opinions of counsel referred to in Sections 6.2.5 and 6.3.5 or otherwise cause the transaction to fail to qualify for the Intended Tax Treatment, or (iii) materially impede or delay consummation of the transactions contemplated by this Plan of Merger. In the event of such an election, the parties agree to execute an appropriate amendment to this Plan of Merger (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Plan of Merger or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

ARTICLE II

EFFECT OF MERGER ON CAPITAL STOCK

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Purchaser or any other Person:

2.1.1 Cancellation of Excluded Shares. Each share of Company Common Stock that is owned by Company (or by any of its wholly-owned Subsidiaries) or Purchaser (or by any of its wholly-owned Subsidiaries) (collectively, the “Excluded Shares”) immediately before the Effective Time will automatically be canceled and cease to exist without delivery of any consideration in exchange for or in respect of any Excluded Share.

2.1.2 Conversion of Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) shall be converted into the right to receive (i) $2.66 cash (the “Cash Consideration”), and (ii) 0.7 (the “Exchange Ratio”) fully paid and nonassessable shares of Purchaser Common Stock (collectively, the “Merger Consideration”), whereupon such shares of Company Common Stock will no longer be outstanding and all rights with respect to such shares of Company Common Stock will cease to exist, except the right to receive the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4, upon surrender of Certificates or Book-Entry Shares, in accordance with Section 2.3. No interest shall be paid or will accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article II.

2.2 Stock Plans.

2.2.1 Company and Purchaser shall take all requisite action so that, as of the Effective Time, each right of any kind, contingent or accrued, to receive Company Common Stock or benefits measured in whole or in part by the value of a number of shares of Company Common Stock under the Company Stock Plans (each, an “Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent an Award with respect to Company Common Stock, and shall be converted by virtue of the Merger and without any action on the part of the holder of that Award, into an award (as converted, a “Converted Stock-Based Award”) with respect to a number of shares of Purchaser Common Stock equal to the product of (a) the aggregate number of shares of Company Common Stock subject to such Award, multiplied by (b) the sum of (i) the Exchange Ratio and (ii) $2.66 divided by the Average Purchaser Closing Price (the “Converted Stock-Based Award Ratio”). As of the Effective Time, Purchaser will assume each of the Company Stock Plans.

2.2.2 All Converted Stock-Based Awards shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Plan (or any other agreement to which such Converted Stock-Based Award was subject immediately prior to the Effective Time), except as otherwise provided in this Plan of Merger. The exercise or strike price (if any) per share of Purchaser Common Stock applicable to any Converted Stock-Based Award shall be equal to (a) the per share exercise price of such Award immediately prior to the Effective Time divided by (b) the Converted Stock-Based Award Ratio. Prior to the Effective Time, Company shall make such amendments and take such other actions with respect to the Company Stock Plans as shall be necessary to effect the adjustment referred to in this Section 2.2, including notifying all participants in the Company Stock Plans of such adjustment.

2.2.3 Purchaser shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise or settlement of the Converted Stock-Based Awards in accordance with this Section 2.2. As soon as reasonably practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Purchaser Common Stock to be registered and issuable under Converted Stock-Based Awards, Purchaser shall file a post-effective amendment to the Registration Statement or one or more registration statements on Form S-8 (or any successor or other appropriate form) with respect to the shares of Purchaser Common Stock subject to Converted Stock-Based Awards and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock-Based Awards remain outstanding.

2.2.4 As of the Effective Time, each phantom share credited to a participant’s account under the Company Deferred Compensation Plans that is outstanding as of immediately prior to the Effective Time, shall automatically be converted into the right to receive a number of shares of Purchaser Common Stock equal to the Converted Stock-Based Award Ratio, but shall otherwise remain outstanding following the Effective Time and be distributed pursuant to the terms of the Company Deferred Compensation Plan. Prior to the Effective Time, Company or its Board of Directors or applicable committee thereof shall make such amendments and take such other actions with respect to the Company Deferred Compensation Plans as shall be necessary to effect the treatment referred to in this Section 2.2.4.

2.3 Exchange Procedure. As soon as reasonably practicable after the Effective Time, Purchaser shall mail to each holder of record of shares of Company Common Stock (other than the Excluded Shares), as of the Effective Time, a form of letter of transmittal (which shall be in customary form and reasonably acceptable to Company and shall specify that delivery will be effected, and risk of loss and title to Certificates or Book-Entry Shares will pass, only upon proper delivery of such Certificates or Book-Entry Shares to Purchaser upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4.

Upon surrender of a Certificate or of Book-Entry Shares for cancellation to Purchaser, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Purchaser and reasonably acceptable to Company, each holder of a Certificate or of Book-Entry Shares shall be entitled to receive in exchange therefor (a) book-entry shares representing the number of shares of Purchaser Common Stock and cash in the amount of the Cash Consideration to which such holder is entitled pursuant to Section 2.1.2 and (b) any dividends or distributions payable pursuant to Section 2.4, and such Certificates and Book-Entry Shares so surrendered shall forthwith be canceled. Purchaser shall mail, or cause to be mailed, a statement of ownership relating to the shares of Purchaser Common Stock and a check for payment of the Cash Consideration within seven days after such a surrender of a Certificate or of Book-Entry Shares.

In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificates or Book-Entry Shares so surrendered are registered if properly endorsed or otherwise in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish, to the reasonable satisfaction of Purchaser, that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4.

2.4 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Purchaser Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Purchaser Common Stock that the holder of such unsurrendered Certificate or Book-Entry Share has the right to receive upon the surrender of such unsurrendered Certificate or Book-Entry Share until the holder of such Certificate or Book-Entry Share shall have surrendered such Certificate or Book-Entry Share in accordance with this Article II. Subject to escheat or other applicable Law, following the surrender of any Certificate or Book-Entry Share, there shall be paid to the record holder of shares of Purchaser Common Stock issued in exchange therefor, without interest, with respect to such shares of Purchaser

Common Stock (a) at the time of such surrender, the amount of dividends or other distributions with a record date and a payment date on or after the Effective Time and on or prior to the date of such surrender and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Purchaser Common Stock.

2.5 No Further Ownership Rights in Company Common Stock. The Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4 upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been in full satisfaction of all rights pertaining to the Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the close of business on the Closing Date, the share transfer books of Company shall be closed, and there shall be no further registration of transfers on the share transfer books of Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to shares of Company Common Stock, except as otherwise provided in this Plan of Merger or by applicable Law.

2.6 No Liability. To the fullest extent permitted by applicable Law, none of Company, Purchaser, or the Surviving Corporation will be liable to any Company Shareholder or any other Person in respect of any cash properly delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws.

2.7 Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, Purchaser will, upon the receipt of an affidavit of that fact by the holder of such Certificate in form and substance reasonably satisfactory to Purchaser, pay in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4 payable in respect of the shares of Company Common Stock previously evidenced by such lost, stolen or destroyed Certificate. Purchaser, in its discretion and as a condition precedent to the payment of the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.4, may require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such amount as Purchaser may reasonably direct (which amount shall be consistent with Purchaser’s customary procedure for Purchaser’s existing shareholders) as indemnity against any claim that may be made against Purchaser with respect to such Certificate.

2.8 Withholding Rights. Purchaser shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Plan of Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity by Purchaser, such withheld amounts shall be treated for all purposes of this Plan of Merger as having been paid to the Person in respect of which such deduction and withholding was made by Purchaser.

2.9 Adjustments. Notwithstanding anything to the contrary in this Article II, if, between the date of this Plan of Merger and the Effective Time, there is declared (with an effective time prior to the Effective Time) or effected a reorganization, reclassification, recapitalization, stock split (including a reverse stock split), split-up, stock dividend or stock distribution (including any dividend or distribution of securities convertible into Purchaser Common Stock or Company Common Stock), combination, exchange, or readjustment of shares with respect to, or rights issued in respect of, Purchaser Common Stock or Company Common Stock, the Exchange Ratio shall be proportionately adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Plan of Merger prior to such event. For the avoidance of doubt, no adjustment shall be made under this Section 2.9 as a result of Purchaser issuing shares of Purchaser Common Stock pursuant to the pending merger transaction by and between Purchaser and Tower Financial Corporation.

2.10 Upset Provision.

2.10.1 After Closing is properly called pursuant to Section 1.2, Company shall have the right to terminate this Plan of Merger upon written notice to Purchaser if the Upset Condition then exists. The “Upset Condition” shall have occurred if both of the following conditions exist: (a) the Final Purchaser Price is less than $12.02 (the “Floor Purchaser Price”); and (b) the number determined by dividing the Final Purchaser Price by $15.02 (the “Initial Purchaser Price”) is less than the number obtained by subtracting (i) .20 from (ii) the quotient obtained by dividing the Final Index Price by the Initial Index Price. The “Final Purchaser Price” means the average closing price of Purchaser Common Stock for the 5 trading days ending on the sixth Business Day prior to the date of Closing on which shares of Purchaser Common Stock were actually traded in transactions reported on The NASDAQ Global Select Market (the “Pricing Period”). The “Initial Index Price” means the closing price of the Nasdaq Bank Index (Nasdaq:IXBK), a sector index maintained by the Nasdaq Stock Market (“Bank Index”) on January 6, 2014. The “Final Index Price” means the closing price of the Bank Index on the last day of the Pricing Period.

2.10.2 If the Upset Condition exists, Company shall have the right, exercisable at any time prior to 5:00 p.m., Eastern Time on the second Business Day after the last day of the Pricing Period (the “Exercise Period”) to (a) proceed with the Merger on the basis of the Exchange Ratio set forth in Section 2.1.2, subject to applicable adjustment as provided in Section 2.9 and Section 2.11, by delivering to Purchaser within the Exercise Period written notice of its decision to do so or by failing to deliver any notice to Purchaser; or (b) request Purchaser to adjust the Exchange Ratio by delivering to Purchaser within the Exercise Period written notice to such effect (an “Increase Notice”) to a ratio computed by multiplying the Exchange Ratio by a fraction that has as its numerator the Floor Purchaser Price and that has as its denominator the Final Purchaser Price (the “Adjusted Exchange Ratio”).

2.10.3 If the Upset Condition occurs and Purchaser receives an Increase Notice, Purchaser shall either accept or decline the Adjusted Exchange Ratio by delivering written notice of its decision to Company at or before 5:00 p.m., Eastern Time on the second Business Day after receipt of the Increase Notice (the “Acceptance Period”). If Purchaser accepts the Adjusted Exchange Ratio within the Acceptance Period, this Plan of Merger shall remain in effect in accordance with its terms except the Exchange Ratio shall be equal to the Adjusted Exchange Ratio. If Purchaser declines the Adjusted Exchange Ratio or fails to deliver written notice of its decision to accept or decline the Adjusted Exchange Ratio within the Acceptance Period, the Merger shall be abandoned and this Plan of Merger shall thereupon terminate without further action by Company or Purchaser effective as of 5:00 p.m., Eastern Time on the Business Day following the expiration of the Acceptance Period; provided that if Purchaser so declines the Adjusted Exchange Ratio or fails to deliver written notice of its decision to accept or decline the Adjusted Exchange Ratio within the Acceptance Period, Company may, by written notice delivered to Purchaser at or before 5:00 pm, Eastern Time on the Business Day following the expiration of the Acceptance Period, elect to proceed with the Merger on the basis of the Exchange Ratio set forth in Section 2.1.2, subject to applicable adjustment as provided in Section 2.9 and 2.11, and, upon such election, no abandonment of the Merger or termination of the Plan of Merger shall be deemed to have occurred, this Plan of Merger shall remain in effect in accordance with its terms, and the Closing shall thereafter occur, in accordance with the terms of this Plan of Merger.

2.11 Adjustments to Exchange Ratio. At the Effective Time, the Exchange Ratio shall be adjusted, if applicable, as follows (which Exchange Ratio, as adjusted as provided below and in Section 2.9, shall become the “Exchange Ratio” for purposes of this Plan of Merger):

2.11.1 Shareholders’ Equity. If as of the end of the month prior to the Effective Time, the Company Consolidated Shareholders’ Equity is less than $80,000,000, the Stock Purchase Price shall be reduced by an amount equal to (x) $80,000,000 minus (y) the Company Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time (the “Shareholders’ Equity Price Adjustment”).

2.11.2 Environmental Costs. If the after-tax Environmental Costs are in excess of $1,250,000, the Stock Purchase Price shall be reduced by an amount equal to (x) the after-tax Environmental Costs minus (y) $1,250,000 (the “Environmental Price Adjustment”).

2.11.3 Exchange Ratio Adjustment. Subject to the satisfaction of Section 2.11.1 or 2.11.2, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of the Company Common Stock outstanding at the Effective Time, and further dividing that number by the Average Purchaser Closing Price.

2.11.4 As used in this Article II, the following terms shall have the meanings indicated below:

“Adjusted Stock Purchase Price” shall be equal to (a) the Stock Purchase Price minus (b) the Shareholders’ Equity Price Adjustment, if applicable, minus (c) the Environmental Price Adjustment, if applicable.

“Average Purchaser Closing Price” shall mean the average of the per share closing prices of a share of Purchaser Common Stock as quoted on The NASDAQ Global Select Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the Effective Time.

“Company Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of Company excluding the net accumulated other comprehensive income/(loss), each as of the end of the month prior to the Effective Time, determined in accordance with GAAP to which shall be added the following amounts (which amounts shall also be calculated in accordance with GAAP): (a) any accruals, reserves, or charges resulting from expenses of the Merger and other transactions contemplated by this Plan of Merger, and (b) any accruals, reserves or charges taken by Company at the request of Purchaser pursuant to Section 5.19.

“Stock Purchase Price” shall be equal to the Exchange Ratio in effect at the time of adjustment multiplied by the Average Purchaser Closing Price multiplied by the total number of shares of the Company Common Stock outstanding as of the Effective Time.

ARTICLE III

COMPANY’S REPRESENTATIONS AND WARRANTIES

On or prior to the date hereof, Company has delivered to Purchaser a schedule (the “Company Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V. Accordingly, Company hereby represents and warrants to Purchaser as follows, except as set forth on the Company Disclosure Letter:

3.1 Authorization, No Conflicts, Etc.

3.1.1 Authorization of Plan of Merger. Company has the requisite corporate power and authority to execute and deliver this Plan of Merger and, subject to the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote to approve the Plan of Merger (the “Company Shareholder Approval”), to consummate the transactions contemplated by this Plan of Merger. This Plan of Merger has been duly adopted, and the consummation of the Merger and the other transactions contemplated by this Plan of Merger have been duly authorized, by the Company Board of Directors. The Company Board of Directors has (a) determined that the terms of this Plan of Merger are fair to and in the best interests of Company and the Company Shareholders, and (b) adopted this Plan of Merger, authorized the transactions contemplated by this Plan of Merger and resolved to recommend approval by the Company Shareholders of this Plan of Merger and the transactions contemplated by it (such recommendation, the “Company Board Recommendation”). Except for the Company Shareholder Approval, no other corporate proceedings on the part of Company are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Purchaser) constitutes valid and binding obligations of, Company and is enforceable against Company in accordance with its terms, except to the extent that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.1.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Company and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of: (a) any provision of the articles of incorporation or bylaws (or similar organizational documents) of Company or any Subsidiary of Company (each a “Company Subsidiary” and collectively, the “Company Subsidiaries”); or (b) any Law or Order applicable to Company or any Company Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 3.1.4.

3.1.3 Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Company and the consummation of the Merger do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any cease and desist order, written agreement, memorandum of understanding, board resolutions or other regulatory agreement or commitment with or from a Governmental Entity to which Company or any Company Subsidiary is a party or subject, or by which Company or any Company Subsidiary is bound or affected.

3.1.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity is necessary for the consummation of the transactions contemplated by this Plan of Merger by Company other than in connection or compliance with the provisions of the IBCL and the MBCA, as applicable, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, the Michigan Banking Code and the Indiana Financial Institutions Act. Company has no Knowledge of any reason why the regulatory approvals referred to in this Section 3.1.4 cannot be obtained or why the regulatory approval process would be materially impeded.

3.2 Organization and Good Standing. Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Company has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Company is a bank holding company duly registered as such with the Federal Reserve Board under the Bank Holding Company Act. Company is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.3 Subsidiaries.

3.3.1 Ownership. Company has provided to Purchaser a true and complete list of each Company Subsidiary. Other than the Company Subsidiaries, Company does not have “control” (as defined in Section 2(a)(2) of the Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any Person engaged in an active trade or business or that holds any significant assets. Company or a Company Subsidiary owns all of the issued and outstanding capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any claim or Lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or other equity interests of any Company Subsidiary.

3.3.2 Organization and Good Standing. Each of the Company Subsidiaries (a) is duly organized and validly existing, and in good standing under the laws of its jurisdiction of organization; (b) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified; and (c) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (b) and (c) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.3.3 Deposit Insurance; Other Assessments. The deposits of each Company Subsidiary that is a depository institution are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments to be paid in connection therewith have been paid by each such Company Subsidiary when due. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Company, threatened. Company and each Company Subsidiary has paid as and when due all material fees, charges, assessments, and the like as required by Law to each and every Governmental Entity having jurisdiction over Company or each Company Subsidiary.

3.4 Capital Stock.

3.4.1 Classes and Shares. The authorized capital stock of Company consists of 32,000,000 shares, divided into two classes, as follows (i) 30,000,000 shares of common stock, no par value (the “Company Common Stock”), of which 12,718,080 shares were issued and outstanding as of January 6, 2014; and (ii) 2,000,000 shares of preferred stock, no par value (the “Company Preferred Stock”), of which no shares were issued and outstanding as of the date of this Plan of Merger. Except for the Company Share-Based Awards, as of the date of this Plan of Merger, there is no security or class of securities outstanding that represents or is convertible into capital stock of Company.

3.4.2 Share-Based Awards. Section 3.4.2 of the Company Disclosure Letter sets forth, as of the date of this Plan of Merger, the number of shares of Company Common Stock that are authorized and reserved for issuance under each Company Stock Plan, and the number of shares of Company Common Stock that are subject to outstanding stock options, restricted stock, restricted stock units and stock-only stock appreciation rights (collectively, “Company Share-Based Awards”) issued under a Company Stock Plan. All Company Share-Based Awards have been awarded under a Company Stock Plan, and, there are no other compensatory awards outstanding pursuant to which Company Common Stock is issuable, or that relate to or are determined by reference to the value of Company Common Stock. All outstanding shares of Company Common Stock, and all Company Common Stock reserved for issuance under the Company Stock Plans when issued in accordance with the respective terms of the Company Stock Plans, are or will be duly authorized, validly issued, fully paid and non-assessable and not issued in violation of any preemptive rights, purchase option, call or right of first refusal rights.

3.4.3 Issuance of Shares. After the date of this Plan of Merger, the number of issued and outstanding shares of Company Common Stock and Company Preferred Stock is not subject to change before the Effective Time, other than the issuance of shares of Company Common Stock upon the exercise of any Company Share-Based Awards granted pursuant to a Company Stock Plan prior to the date of this Plan of Merger.

3.4.4 Voting Rights. Other than the issued and outstanding shares of Company Common Stock described in Section 3.4.1, neither Company nor any Company Subsidiary has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger, or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

3.4.5 Appraisal Rights. No Company Shareholder will be entitled to appraisal rights pursuant to the MBCA as a result of the consummation of the Merger.

3.5 Financial Statements.

3.5.1 Financial Statements. The consolidated financial statements of Company as of and for each of the three years ended December 31, 2012, 2011, and 2010, as reported on by Company’s independent accountants, and the unaudited consolidated financial statements of Company as of and for each of the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013, including all schedules and notes relating to such statements, as previously delivered to Purchaser (collectively, “Company’s Financial Statements”), fairly present, and the unaudited consolidated financial statements of Company as of and for each of the quarters ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Company as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) and the absence of notes (that, if presented, would not differ materially from those included in Company’s Financial Statements). No financial statements of any entity or enterprise other than the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of Company.

3.5.2 Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

3.5.2.1 The Consolidated Reports of Condition and Income (Form FFIEC 041) of each Company Subsidiary required to file such reports (including any amendments) as of and for each of the fiscal years ended December 31, 2012, 2011, and 2010, and as of and for each of the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 as filed with the FDIC; and

3.5.2.2 The Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and Parent Company Only Financial Statements for Large Bank Holding Companies (Form FR Y-9LP) (including any amendments) for Company as of and for each of the fiscal years ended December 31, 2012, 2011, and 2010, and as of and for each of the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 as filed with the Federal Reserve Board.

All of such reports required to be filed prior to the Effective Time by Company or any Company Subsidiary will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 3.5.2 are collectively referred to as the “Company Call Reports.”

3.6 Absence of Certain Changes or Events. Since December 31, 2012, (a) Company and the Company Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Legal Proceedings. There is no Action pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries that (a) as of the date of this Plan of Merger, challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b) has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no material unsatisfied judgment, penalty or award against Company or any of the Company Subsidiaries. Neither Company nor any of the Company Subsidiaries, nor any of their respective properties or assets, is subject to any Order or any investigation by a Governmental Entity that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No officer or director of Company or any of the Company Subsidiaries is a defendant in any Action commenced by any shareholder of Company or any of the Company Subsidiaries with respect to the performance of his or her duties as an officer or a director of Company or any of the Company Subsidiaries under any applicable Law, except for any Action arising out of or relating to the Merger and the transactions contemplated by this Plan of Merger.

3.8 Regulatory Filings. In the last three years:

3.8.1 Regulatory Filings. Company and each Company Subsidiary has filed in a timely manner all filings with Governmental Entities as required by applicable Law; and

3.8.2 Complete and Accurate. All such filings, as of their respective filing dates, complied in all material respects with all Laws, forms, and guidelines applicable to such filings.

3.9 No Indemnification Claims. To the Knowledge of Company, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other Person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any Contract or arrangement providing for indemnification or reimbursement of any such Person by Company or any Company Subsidiary.

3.10 Conduct of Business. Company and each Company Subsidiary has conducted its business and used its properties in compliance with all applicable Orders and Laws, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, fair lending, civil rights, employee protection, fair employment practices, fair labor standards, real estate settlement and procedures, insurance, privacy, and Environmental Laws; except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.11 Transaction Documents. No written information which has been or shall be supplied by Company with respect to its financial condition, results of operations, business, assets, capital, or directors and officers for inclusion or incorporation by reference in this Plan of Merger, the Company Disclosure Letter (and any update thereto), or any other Transaction Document has or will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (a) in the case of any Transaction Document (other than the Registration Statement and the Proxy Statement) at the time it is filed or at any time it is amended or supplemented, (b) in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, and (c) in the case of the Proxy Statement, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholder Meeting. The portions of the Proxy Statement relating to Company and the Company Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

3.12 Agreements With Bank Regulators. Neither Company nor any Company Subsidiary is a party to any Contract, cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any Order by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity that restricts materially the conduct of Company’s or a Company Subsidiary’s business, or in any manner relates to the capital adequacy, credit or reserve policies or management of Company or any Company Subsidiary (a “Regulatory Agreement”), nor has Company nor any Company Subsidiary been advised by any Governmental Entity that a Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) an Order or a Regulatory Agreement.

3.13 Tax Matters.

3.13.1 All material Tax Returns required by applicable Law to have been filed by Company and each Company Subsidiary since January 1, 2008 have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. Since January 1, 2008, Company and each Company Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party. Since January 1, 2008, all material Taxes that are due and payable by Company and each Company Subsidiary have been paid.

3.13.2 There is no audit or other proceeding pending against or with respect to Company or any Company Subsidiary with respect to any material amount of Tax. There are no material Liens on any of the assets of Company or any of the Company Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

3.13.3 Neither Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes, which waiver or extension is still open.

3.13.4 Neither Company nor any Company Subsidiary has taken any action or has Knowledge of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

3.14 Title to and Interest in Properties. Except with such exceptions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company and each Company Subsidiary has good and valid title to, or valid leasehold interests in, all of their respective personal and real properties and assets as used in their respective businesses as presently conducted, and all such personal and real properties and assets, other than personal and real properties and assets in which Company or any of the Company Subsidiaries has leasehold interests, are free and clear of all Liens, except for Permitted Liens. All material leases to which Company or any Company Subsidiary is a party and under which it is in possession of any personal or real property are valid and binding contracts and are in full force and effect and neither Company nor any Company Subsidiary has received any written notice alleging violation, breach, or default of such lease. Company and each Company Subsidiary is in possession of the properties or assets purported to be leased under all its material leases. The tangible personal and real property and assets of Company and the Company Subsidiaries are structurally sound and in good operating condition and repair, reasonable wear and tear excepted, and subject to maintenance and repair in the ordinary course of business consistent with past practice which has been and is being performed, are adequate for the uses to which they are being put, except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.15 Intellectual Property. Company and the Company Subsidiaries exclusively own, or have a valid license or other valid right to use, all material Intellectual Property as used in their business as presently conducted; it being understood that the foregoing shall not be construed to expand or diminish the scope of the non-infringement representations and warranties that follow in this Section 3.15. No Actions, suits or other proceedings are pending or, to the Knowledge of Company, threatened that Company or any of the Company Subsidiaries is infringing, misappropriating or otherwise violating the rights of any Person with regard to any Intellectual Property. To the Knowledge of Company, no Person is infringing, misappropriating or otherwise violating the rights of Company or any of the Company Subsidiaries with respect to any Intellectual Property owned or purported to be owned by

Company or any of the Company Subsidiaries (collectively the “Company-Owned Intellectual Property”). Except as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of Company: (a) no circumstances exist which could reasonably be expected to give rise to any (i) Action that challenges the rights of Company or any of the Company Subsidiaries with respect to the validity or enforceability of the Company-Owned Intellectual Property or (ii) claim of infringement, misappropriation, or violation of the Intellectual Property rights of any Person, and (b) the consummation of the transactions contemplated by this Plan of Merger will not give rise to any claim by any Person to a right to own, purchase, transfer, use, alter, impair, extinguish or restrict any Company-Owned Intellectual Property or Intellectual Property licensed to Company or any Company Subsidiary.

3.16 Required Licenses, Permits, Etc. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company and each Company Subsidiary hold all Permits and other rights from all appropriate Governmental Entities necessary for the conduct of its business substantially as presently conducted. All such material Permits and rights are in full force and effect.

3.17 Material Contracts and Change of Control.

3.17.1 “Material Contracts” Defined. For the purposes of this Plan of Merger, the term “Company Material Contract” means any of the following Contracts to which Company or any of the Company Subsidiaries is a party or bound as of the date of this Plan of Merger:

3.17.1.1 Each Contract that (a) has been or (b) would be required to be, but has not been, filed by Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K on Form 10-K under the Exchange Act as if such Form 10-K were filed as of the date of this Plan of Merger;

3.17.1.2 Each Contract, other than any Contracts contemplated by this Plan of Merger, that limits (or purports to limit) in any material respect the ability of Company or any of the Company Subsidiaries to engage or compete in any business (including geographic restrictions and exclusive or preferential arrangements);

3.17.1.3 Each Contract that creates a partnership or joint venture to which Company or any of the Company Subsidiaries is a party;

3.17.1.4 Each Contract between or among Company and any Company Subsidiary;

3.17.1.5 Each Contract with a correspondent banker;

3.17.1.6 Each Contract relating to the borrowing of money by Company or any Company Subsidiary or guarantee by Company or any Company Subsidiary of such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, FHLB advances of depository institution Company Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business consistent with past practice) in excess of $250,000;

3.17.1.7 Each Contract that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, other than this Plan of Merger, pursuant to which Company or any of the Company Subsidiaries has any continuing obligations, contingent or otherwise;

3.17.1.8 Each Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

3.17.1.9 Each voting agreement or registration rights agreement with respect to the capital stock of Company or any of the Company Subsidiaries;

3.17.1.10 Each Contract granting Company or any Company Subsidiary the right to use, restricting Company’s or any Company Subsidiary’s right to use, or granting any other Person the right to use Intellectual Property that is material to the conduct of Company’s or any Company Subsidiary’s business (including any license, franchise agreement, co-existence agreement, concurrent-use agreement, settlement agreement or other similar type Contract);

3.17.1.11 Each Contract that limits the payment of dividends by Company or any Company Subsidiary;

3.17.1.12 Except transactions made in accordance with Regulation O and agreements entered into in the ordinary course of business consistent with past practice for compensation or indemnity, any Contract between Company or any Company Subsidiary, on the one hand, and, on the other hand (a) any officer or director of Company or a Company Subsidiary, or (b) to the Knowledge of Company, any (i) record or beneficial owner of five percent or more of the voting securities of Company, (ii) Affiliate or family member of any such officer, director, or record or beneficial owner, or (iii) other Affiliate of Company, except in each case those Contracts of a type available to employees of Company generally;

3.17.1.13 Each Contract for any one capital expenditure or a related series of capital expenditures, the aggregate amount of which is in excess of $125,000;

3.17.1.14 Each Contract or commitment to make a loan not yet fully disbursed or funded to any Person, wherein the undisbursed or unfunded amount exceeds $250,000, except for lines of credit and approved construction loan commitments existing as of the date of this Plan of Merger; and

3.17.1.15 Each Contract or commitment for a loan participation agreement with any other Person in excess of $250,000.

3.17.2 Full Force and Effect. Prior to the date of this Plan of Merger, Company has provided or made available to Purchaser a true and complete copy of each Material

Contract in effect as of the date of this Plan of Merger. Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all Company Material Contracts are in full force and effect as of the date of this Plan of Merger, (b) neither Company nor any of the Company Subsidiaries is in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any Company Material Contract, (c) to the Knowledge of Company, no other party to any Company Material Contract is in breach of or in default under any Company Material Contract, and (d) neither Company nor any Company Subsidiary has received written notice of breach or termination (or proposed breach or termination) of any Company Material Contract.

3.18 Labor and Employment Matters.

3.18.1 Compliance with Labor and Employment Laws. Except with such exceptions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) Company and all of the Company Subsidiaries are in compliance with all applicable Laws relating to labor and employment practices, including those relating to wages, employee benefits, hours and overtime, workplace safety and health, immigration, individual and collective termination, non-discrimination and data privacy, the identification of particular employees or job classifications as “exempt” or “non-exempt” for purposes of such obligations, and any and all other matters involving compensation or benefits afforded to or not afforded to employees, contractors or consultants; (b) there is no unfair labor practice charge or complaint pending before the NLRB or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries; (c) during the past three years there has been no labor strike, slowdown, work stoppage or lockout, pending or, to the Knowledge of Company, threatened against or affecting Company or any of the Company Subsidiaries; (d) there is no representation claim or petition pending before the NLRB or any similar foreign agency relating to the employees of Company or any Company Subsidiary; (e) Company has not received written notice of charges with respect to or relating to Company or any Company Subsidiary pending before the Equal Employment Opportunity Commission or other Governmental Entity responsible for the prevention of unlawful employment practices; and (f) neither Company nor any Company Subsidiary has received any written notice from any Governmental Entity responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of Company or any Company Subsidiary and, to the Knowledge of Company, no such investigation is in progress.

3.18.2 Collective Bargaining Agreements. Neither Company nor any Company Subsidiary is party to, bound by, or negotiating any Collective Bargaining Agreement or any other Contract with any labor organization, union, works council, employee representative or association relating to the employees of Company or any Company Subsidiary.

3.19 Employee Benefits.

3.19.1 Company has delivered or made available to Purchaser true and complete copies of all material Company Benefit Plans. Each Company Benefit Plan is in compliance with all applicable requirements of ERISA, the Code and all other applicable Laws and has been administered in accordance with its terms and such Laws, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.19.2 Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code is so qualified and has at all times since its adoption been so qualified, and to the Knowledge of Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such qualification in any material respect.

3.19.3 All contributions, payments or premiums required to be made with respect to any Company Benefit Plan by Company have been timely made, and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, and each of Company and the Company Subsidiaries have performed all material obligations required to be performed under all Company Benefit Plans with respect to which Company or any ERISA Affiliate of Company has an obligation to contribute.

3.19.4 Neither Company nor any ERISA Affiliate of Company participates in nor since December 31, 1973 has ever participated in any Multiemployer Plan, and neither Company nor any ERISA Affiliate of Company maintains or contributes to, or is party to, and, at no time since January 1, 2008 maintained, contributed to, or was a party to, any plan, program, agreement or policy that (a) is a “defined benefit plan” within the meaning of section 414(j) of the Code or 3(35) of ERISA, (b) is a “multiple employer plan” as defined in ERISA or the Code (whether or not subject thereto), (c) is described in Section 401(a)(1) of ERISA (whether or not subject thereto), (d) is a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of the Code, (e) is a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9), or (vi) is primarily for the benefit of employees who reside outside of the United States.

3.19.5 Except as required by Part 6 of Subtitle B of Title I of ERISA or section 4980B of the Code or any state Laws requiring continuation of benefits coverage following termination of employment, neither Company nor any Company Subsidiary provides health or welfare benefits for any retired or former employee following such employee’s retirement or other termination of service.

3.19.6 The execution, delivery of, and performance by Company of its obligations under the transactions contemplated by this Plan of Merger (either alone or upon the occurrence of any additional or subsequent event) will not (a) result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current, former or retired employees, officers, consultants, independent contractors, agents or directors of Company or any of the Company Subsidiaries; (b) result in the triggering or imposition of any restrictions or limitations on the right of Company or any of the Company Subsidiaries to amend or terminate any Company Benefit Plan; or (c) result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

3.19.7 Company and the Company Subsidiaries may, subject to the limitations imposed by applicable Law and the terms of the applicable Company Benefit Plan, without the consent of any employee, beneficiary, or other person, prospectively terminate, modify, or amend any such Company Benefit Plan effective as of any date on or after the date of this Plan of Merger.

3.19.8 Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) (a) has been operated and administered in compliance with Section 409A of the Code or (b) any payments under such plans have been earned and vested on or prior to December 31, 2004 and such plans have not been materially modified other than modifications to comply with Code Section 409A and the regulations promulgated thereunder. Neither Company nor any of the Company Subsidiaries have entered into any agreement or arrangement to, and do not otherwise have any obligation to, indemnify or hold harmless any Person for any Liability that results from the failure to comply with the requirements of Section 409A of the Code and the regulations promulgated thereunder.

3.19.9 There is no pending or, to the Knowledge of Company, threatened Action with respect to any Company Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.

3.19.10 Since January 1, 2013, neither Company nor any of the Company Subsidiaries have agreed or otherwise committed to adopt any new plan, program, agreement or policy that would constitute a Company Benefit Plan or result in participation in a Multiemployer Plan or increase or improve the compensation, benefits, or terms and conditions of employment or service of any director, officer, employee, or consultant, except (a) in the ordinary course of business consistent with past practice, or (b) as required by applicable Law or any applicable Company Benefit Plan.

3.19.11 Each of the Company Benefit Plans which is an employee welfare benefit plan within the meaning of Section 3(1) of ERISA is in compliance with the Patient Protection and Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010, to the extent applicable, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company nor any of the Company Subsidiaries have any liability in the nature of retroactive rate adjustment, loss sharing arrangement or other material Liability arising wholly or partially out of events occurring on or before the Closing.

3.20 Environmental Matters. Except for any matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) Company and each of the Company Subsidiaries is and has been in compliance with and has no Liability under applicable Environmental Laws; (b) there are no Environmental Claims pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries, and, to the Knowledge of Company, there are no facts or circumstances which could reasonably be expected to form the basis for any Environmental Claim against Company or any of the Company Subsidiaries; (c) no Releases of Hazardous Materials have occurred and no Person has been exposed to any Hazardous Materials at, from, in, to, on, or under any Company Site and no Hazardous Materials are present in, on, about or migrating to or from any Company Site that could give rise to an Environmental Claim against Company or any of the Company Subsidiaries; (d) neither Company nor any of the Company Subsidiaries has entered into or is subject to, any judgment, decree, order or other similar requirement of or agreement with any Governmental Entity under any Environmental Laws; and (e) neither Company nor any of the Company Subsidiaries has assumed responsibility for or agreed to indemnify or hold harmless any Person for any Liability, arising under or relating to Environmental Laws.

3.21 Duties as Fiduciary. Company and each Company Subsidiary has performed all of its respective duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable Laws, Contracts, wills, instruments and common law standards. Neither Company nor any Company Subsidiary has received any notice of any Action, claim, allegation or complaint from any Person that Company or any Company Subsidiary failed to perform these duties in a manner that complies in all material respects with all applicable Laws, Contracts, wills, instruments and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in Company’s Financial Statements.

3.22 Investment Bankers and Brokers. Company has employed Sandler O’Neill & Partners, L.P. (“Company Investment Banker”) in connection with the Merger. Company, the Company Subsidiaries, and their respective Representatives have not employed, engaged, or consulted with any broker, finder, or investment banker other than Company Investment Banker in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Company to Company Investment Banker in connection with the Merger, as described in Section 3.22 of the Company Disclosure Letter, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation of a similar type payable by Company or any Company Subsidiary to any Person with respect to the Plan of Merger or the consummation of the Merger.

3.23 Fairness Opinion. The Company Board of Directors has received the oral opinion of the Company Investment Banker, to the effect that, as of such date and based on and subject to the assumptions, qualifications and limitations contained therein, the Merger Consideration is fair to the Company Shareholders from a financial point of view.

3.24 Insurance. Company and the Company Subsidiaries maintain in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. Each such policy is in full force and effect and all premiums due thereon have been paid.

3.25 Allowance for Loan and Lease Losses. The allowance for loan and lease losses as reflected in Company’s consolidated financial statements and the Company Call Reports as of December 31, 2012 and as of each of the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 was, in the reasonable opinion of Company’s management, (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, (b) consistent with GAAP and reasonable and sound banking practices, and (c) conforms to recommendations and comments in reports of examination in all material respects.

3.26 Loans and Investments. All investments and all loans of Company and each Company Subsidiary are: (a) evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (b) legal and enforceable in accordance with their terms, except as may be limited by any bankruptcy, insolvency, moratorium, or other laws affecting the rights of creditors generally or by the exercise of judicial discretion; (c) authorized under all applicable Laws; and (d) to the extent secured, secured by valid Liens which have been perfected. Neither Company nor any of the Company Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for their own account or for the account of one or more of their respective customers.

3.27 Securities Laws Matters.

3.27.1 Since January 1, 2010, Company has filed or furnished all forms, documents and reports required to be filed or furnished with the SEC under the Securities Act or the Exchange Act (collectively with any amendments thereto, but excluding the Proxy Statement and the Registration Statement, the “Company SEC Reports”). Each of the Company SEC Reports, in each case as of its filing or furnishing date, or, if amended, as finally amended, has complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and none of the Company SEC Reports, when filed or furnished or, if amended, as finally amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries are or ever have been required to file periodic reports with the SEC. As of the date of this Plan of Merger, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Reports.

3.27.2 Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act, and Company has established and maintains internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. Company has disclosed, based on its most recent evaluation, to Company’s auditors and the audit committee of the Company Board of Directors (a) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (b) any fraud that involves management or other employees who have a significant role in Company’s internal controls over financial reporting. Since January 1, 2010, neither Company nor any of the Company Subsidiaries has Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any Company Subsidiary or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, which, if true, would constitute a significant deficiency or a material weakness.

3.28 Books and Records. The books and records of Company are, in all material respects, complete and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Company on a consolidated basis set forth in the Company Financial Statements.

3.29 Community Reinvestment Act. Each Company Subsidiary that is a depository institution received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.30 Shareholder Rights Plan. Company does not have in effect any shareholder rights plan, “poison pill,” or similar plan or arrangement.

3.31 Organizational Documents. The articles of incorporation and bylaws of Company and any similar governing documents for each of the Company Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Plan of Merger have been delivered to Purchaser.

3.32 Absence of Undisclosed Liabilities. There exist no Liabilities of Company or any of the Company Subsidiaries other than (i) Liabilities that are adequately reflected, reserved for or disclosed in the Company’s consolidated financial statements and related notes set forth in Company’s Annual Report on Form 10-K for the year ended December 31, 2012 or the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, in each case as filed with the SEC prior to the date hereof, (ii) Liabilities incurred in the ordinary course of business of Company and the Company Subsidiaries, or (iii) Liabilities that would not reasonably be expected to have a Company Material Adverse Effect.

3.33 Bank Secrecy Act. Neither Company nor any Company Subsidiary has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

3.34 No Other Representations or Warranties. Except for the representations and warranties made by Company and the Company Subsidiaries in this Article III, neither Company nor any other Person makes or has made any representation or warranty with respect to Company or the Company Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Purchaser or any of its Affiliates or Representatives of any documentation, projections, forecasts, estimates, budgets, prospect information or other information with respect to any one or more of the foregoing.

ARTICLE IV

PURCHASER’S REPRESENTATIONS AND WARRANTIES

On or prior to the date hereof, Purchaser has delivered to Company a schedule (the “Purchaser Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article V. Accordingly, Purchaser hereby represents and warrants to Company as follows, except as set forth on the Purchaser Disclosure Letter:

4.1 Authorization, No Conflicts, Etc.

4.1.1 Authorization of Plan of Merger. Purchaser has the requisite corporate power and authority to execute and deliver this Plan of Merger and to consummate the transactions contemplated by this Plan of Merger. This Plan of Merger has been duly adopted, and the consummation of the Merger and the other transactions contemplated by this Plan of Merger have been duly authorized, by the Purchaser Board of Directors. No other corporate proceedings on the part of Purchaser are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Company) constitutes valid and binding obligations of, Purchaser and is enforceable against Purchaser in accordance with its terms, except to the extent that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.1.2 No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Purchaser, the issuance of shares of Purchaser Common Stock constituting the Merger Consideration, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of: (a) any provision of the articles of incorporation or bylaws (or similar organizational documents) of Purchaser or any Subsidiary of Purchaser (each a “Purchaser Subsidiary” and collectively, the “Purchaser Subsidiaries”); or (b) any Law or Order applicable to Purchaser or any Purchaser Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 4.1.4.

4.1.3 Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Purchaser, the issuance of shares of Purchaser Common Stock constituting the Merger Consideration, and the consummation of the Merger do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any cease and desist order, written agreement, memorandum of understanding, board resolutions or other regulatory agreement or commitment with or from a Governmental Entity to which Purchaser or any Purchaser Subsidiary is a party or subject, or by which Purchaser or any Purchaser Subsidiary is bound or affected.

4.1.4 Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any Governmental Entity is necessary for the consummation of the transactions contemplated by this Plan of Merger by Purchaser other than in connection or compliance with the provisions of the IBCL and the MBCA, as applicable, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Bank Holding Company Act, the FDI Act, the Michigan Banking Code and the Indiana Financial Institutions Act. Purchaser has no Knowledge of any reason why the regulatory approvals referred to in this Section 4.1.4 cannot be obtained or why the regulatory approval process would be materially impeded.

4.2 Organization and Good Standing. Purchaser is a corporation duly organized and validly existing under the laws of the State of Indiana. Purchaser has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Purchaser is a bank holding company duly registered as such with the Federal Reserve Board under the Bank Holding Company Act. Purchaser is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.3 Subsidiaries.

4.3.1 Ownership. Purchaser has provided to Company a true and complete list of each Purchaser Subsidiary as of the date of this Plan of Merger. Other than the Purchaser Subsidiaries, Purchaser does not have “control” (as defined in Section 2(a)(2) of the Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any Person engaged in an active trade or business or that holds any significant assets. Purchaser or a Purchaser Subsidiary owns all of the issued and outstanding capital stock or other equity interests of each of the Purchaser Subsidiaries, free and clear of any claim or Lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock or other equity interests of any Purchaser Subsidiary.

4.3.2 Organization and Good Standing. Each of the Purchaser Subsidiaries (a) is duly organized and validly existing under the laws of its jurisdiction of organization; (b) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (c) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (b) and (c) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.3.3 Deposit Insurance; Other Assessments. The deposits of each Purchaser Subsidiary that is a depository institution are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments to be paid in connection therewith have been paid by each such Purchaser Subsidiary when due. No proceeding for the revocation or termination of such deposit insurance is pending or, to the Knowledge of Purchaser, threatened.

Purchaser and each Purchaser Subsidiary has paid as and when due all material fees, charges, assessments, and the like as required by Law to each and every Governmental Entity having jurisdiction over Purchaser or each Purchaser Subsidiary.

4.4 Capital Stock.

4.4.1 Classes and Shares. The authorized capital stock of Purchaser consists of 152,000,000 shares, divided into two classes, as follows (a) 150,000,000 shares of common stock, no par value (the “Purchaser Common Stock”), of which 99,863,894 shares were issued and outstanding as of January 6, 2014; and (b) 2,000,000 shares of preferred stock, no par value (the “Purchaser Preferred Stock”), of which no shares were issued and outstanding as of the date of this Plan of Merger. Except for the Purchaser Share-Based Awards, as of the date of this Plan of Merger, there is no security or class of securities outstanding that represents or is convertible into capital stock of Purchaser.

4.4.2 Section 4.4.2 of the Purchaser Disclosure Letter sets forth, as of the date of this Plan of Merger, the number of shares of Purchaser Common Stock that are authorized and reserved for issuance under each Purchaser stock plan, and the number of shares of Purchaser Common Stock that are subject to outstanding stock options, restricted stock, restricted stock units, stock appreciation rights and any other stock-based award (collectively, “Purchaser Share-Based Awards”).

4.4.3 Voting Rights. Neither Purchaser nor any Purchaser Subsidiary has outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger, this Plan of Merger, or the issuance of Purchaser Common Stock that constitutes the Merger Consideration, or that entitle the holder or holders to consent to, or withhold consent on, the Merger, this Plan of Merger or the issuance of Purchaser Common Stock that constitutes the Merger Consideration.

4.5 Financial Statements.

4.5.1 Financial Statements. The consolidated financial statements of Purchaser as of and for each of the three years ended December 31, 2012, 2011, and 2010, as reported on by Purchaser’s independent accountants, and the unaudited consolidated financial statements of Purchaser as of and for each of the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013, including all schedules and notes relating to such statements, as previously delivered to Company (collectively, “Purchaser’s Financial Statements”), fairly present, and the unaudited consolidated financial statements of Purchaser as of and for each of the quarters ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Purchaser as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect) and the absence of notes (that, if presented, would not differ materially from those included in Purchaser’s Financial Statements). No financial statements of any entity or enterprise other than the Purchaser Subsidiaries are required by GAAP to be included in the consolidated financial statements of Purchaser.

4.5.2 Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

4.5.2.1 The Consolidated Reports of Condition and Income (Form FFIEC 041) of each Purchaser Subsidiary required to file such reports (including any amendments) as of and for each of the fiscal years ended December 31, 2012, 2011, and 2010, and as of and for each of the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 as filed with the FDIC; and

4.5.2.2 The Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and Parent Company Only Financial Statements for Large Bank Holding Companies (Form FR Y-9LP) (including any amendments) for Purchaser as of and for each of the fiscal years ended December 31, 2012, 2011, and 2010, and as of and for each of the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013 as filed with the Federal Reserve Board.

All of such reports required to be filed prior to the Effective Time by Purchaser or any Purchaser Subsidiary will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 4.5.2 are collectively referred to as the “Purchaser Call Reports.”

4.6 Absence of Certain Changes or Events. Since December 31, 2012, (a) Purchaser and the Purchaser Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.7 Legal Proceedings. There is no Action pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of the Purchaser Subsidiaries that (a) challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b) has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. There is no material unsatisfied judgment, penalty or award against Purchaser or any of the Purchaser Subsidiaries. Neither Purchaser nor any of the Purchaser Subsidiaries, nor any of their respective properties or assets, is subject to any Order or any investigation by a Governmental Entity that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.8 Regulatory Filings. In the last three years:

4.8.1 Regulatory Filings. Purchaser and each Purchaser Subsidiary has filed in a timely manner all filings with Governmental Entities as required by applicable Law; and

4.8.2 Complete and Accurate. All such filings, as of their respective filing dates, complied in all material respects with all Laws, forms, and guidelines applicable to such filings.

4.9 Conduct of Business. Purchaser and each Purchaser Subsidiary has conducted its business and used its properties in compliance with all applicable Orders and Laws relating to banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, fair lending, real estate settlement and procedures, insurance, and privacy; except for violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.10 Transaction Documents. No representation, warranty or other information supplied or to be supplied by Purchaser for inclusion or incorporation by reference in any Transaction Document will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (a) in the case of any Transaction Document (other than the Registration Statement and the Proxy Statement) at the time it is filed or at any time it is amended or supplemented, (b) in the case of the Registration Statement, at the time it is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, and (c) in the case of the Proxy Statement, at the date it is first mailed to the Company Shareholders and at the time of the Company Shareholder Meeting. The portions of the Proxy Statement relating to Purchaser and the Purchaser Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

4.11 Agreements With Bank Regulators. Neither Purchaser nor any Purchaser Subsidiary is a party to any Regulatory Agreement, nor has Purchaser nor any Purchaser Subsidiary been advised by any Governmental Entity that a Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) an Order or a Regulatory Agreement.

4.12 Investment Bankers and Brokers. Purchaser has employed Raymond James & Associates, Inc. (“Purchaser Investment Banker”) in connection with the Merger. Purchaser, the Purchaser Subsidiaries, and their respective Representatives have not employed, engaged, or consulted with any broker, finder, or investment banker other than Purchaser Investment Banker in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by Purchaser to Purchaser Investment Banker in connection with the Merger, as described in Section 4.12 of the Purchaser Disclosure Letter, there is no investment banking fee, financial advisory fee, brokerage fee, finder’s fee, commission, or compensation of a similar type payable by Purchaser or any Purchaser Subsidiary to any Person with respect to the Plan of Merger or the consummation of the Merger.

4.13 Community Reinvestment Act. Each Purchaser Subsidiary that is a depository institution received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.14 Organizational Documents. The articles of incorporation and bylaws of Purchaser and any similar governing documents for each of Purchaser Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Plan of Merger have been delivered to Company.

4.15 Bank Secrecy Act. Neither Purchaser nor any Purchaser Subsidiary has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

4.16 No Other Representations and Warranties. Except for the representations and warranties made by Purchaser and the Purchaser Subsidiaries in this Article IV, neither Purchaser nor any other Person makes or has made any representation or warranty with respect to Purchaser or the Purchaser Subsidiaries or their respective business, operations, assets, Liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Company or any of its Affiliates or Representatives of any documentation, projections, forecasts, estimates, budgets, prospect information or other information with respect to any one or more of the foregoing.

ARTICLE V

COVENANTS

5.1 Conduct of Business by Company. Company shall, and shall cause each of the Company Subsidiaries to, during the period from the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as expressly contemplated by this Plan of Merger or as required by applicable Law or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), conduct its business in the ordinary course of business generally consistent with past practice in all material respects, and, to the extent consistent therewith, Company shall, and shall cause each of the Company Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and the Company Subsidiaries’ business organization and advantageous customer and business relationships and further to keep available the services of the present officers and employees. Without limiting the generality of the foregoing, between the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as otherwise expressly contemplated by this Plan of Merger or as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, Company shall not, nor shall it permit any of the Company Subsidiaries to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed):

5.1.1 amend its articles of incorporation or bylaws (or other comparable organizational documents);

5.1.2(a) split, combine or reclassify, or offer to repurchase, redeem or otherwise acquire, any securities issued by Company or any of the Company Subsidiaries, (b) repurchase, redeem or otherwise acquire any securities issued by Company or any of the

Company Subsidiaries, except for the acceptance of shares of Company Common Stock delivered in satisfaction of the exercise price or tax withholding obligations by holders of Awards under Company Stock Plans that are outstanding as of the date of this Plan of Merger who exercise such Awards, and shares of Company Common Stock submitted for cancellation to satisfy tax withholding obligations that occur upon the vesting of Company Share-Based Awards that are outstanding as of the date of this Plan of Merger, or (c) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock, except for distributions to or from the Company Subsidiaries;

5.1.3 issue, sell, pledge, dispose of or encumber any securities issued by Company or any of the Company Subsidiaries, other than the issuance of shares of Company Common Stock upon the exercise of any Award granted pursuant to a Company Stock Plan prior to the date of this Plan of Merger;

5.1.4 except as set forth on Section 5.1.4 of the Company Disclosure Letter or except in the ordinary course of business consistent with past practice or except as required by applicable Law or the express terms of any Company Benefit Plan or Contract in effect as of the date of this Plan of Merger, (a) increase the compensation (including bonus opportunities) payable or that could become payable by Company or any of the Company Subsidiaries to directors or officers or to any substantial class of employees; (b) enter into any new or amend in any material respect any existing employment, consulting, severance, termination, retention or change in control agreement with any of its past or present officers, directors, or employees, (c) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Company Benefit Plan; (d) grant any severance or termination pay unless provided under any Company Benefit Plan; (e) grant any compensatory awards that are payable in, relate to, or are determined by reference to the value of, Company Common Stock; or (f) fund or in any other way secure any payment of compensation or benefit under any Company Benefit Plan;

5.1.5 promote any officer or promote any non-officer employee to an officer position or hire or terminate employment of any officer except for termination for cause and hires to replace;

5.1.6 acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or division of a business or, except for transactions with or among wholly-owned Subsidiaries, make any capital contributions to any Person, other than (a) incident to foreclosures in connection with debts previously contracted in good faith, or (b) acquisitions of personal property in the ordinary course of business generally consistent with past practice;

5.1.7 except in the ordinary course of business consistent with past practice, (a) transfer, license, sell, lease or otherwise dispose of any material assets, including the capital stock or other equity interests in any Company Subsidiary, however the foregoing shall not apply to dealings with financial assets or investment securities nor prohibit Company and the Company Subsidiaries from transferring, licensing, selling, leasing or disposing of obsolete or unused equipment, fixtures or assets, in each case in the ordinary course of business consistent with past practice; or (b) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

5.1.8 except in the ordinary course of business consistent with past practice, repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person;

5.1.9 make any application for the opening, relocation, or closing of any branch office, loan production office or other material office or facility, or open, relocate or close any branch office, loan production office or other material office or facility;

5.1.10 enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract, other than in the ordinary course of business consistent with past practice;

5.1.11 institute, settle or compromise any Actions pending or threatened before any arbitrator, court or other Governmental Entity (a) involving the payment of monetary damages or an admission of liability by Company or any Company Subsidiary of any amount exceeding $250,000 (b) involving injunctive or similar relief or (c) having a material impact on Company’s business;

5.1.12 make any material change in any method of financial accounting principles or practices, in each case except for any such change required or to be required by a change in GAAP or applicable Law;

5.1.13(a) settle or compromise any material Tax claims, audits or assessments in excess of the amount reserved for such claims, audits or assessments as set forth on the books and records of Company, (b) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting or (c) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Company or the Company Subsidiaries;

5.1.14 except for (a) capital expenditures of amounts set forth in Company’s capital expenditure plan in Section 5.1.14 of the Company Disclosure Letter, (b) capital expenditures of amounts not more than $100,000, individually, or $250,000, in the aggregate, or (c) capital expenditures required by Law or Governmental Entities or incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), make any capital expenditure or permit any of the Company Subsidiaries to make any capital expenditure;

5.1.15 enter into any material new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other material banking or operating policies or practices, except in the ordinary course of business consistent with past practice or as required by Law or any regulatory agency having jurisdiction over Company or any of the Company Subsidiaries;

5.1.16(a) except for loans or legally binding commitments for loans that have previously been approved and committed to by Company prior to the date of this Plan of Merger, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan, or amend or modify in any material respect any existing loan, that would result in total credit exposure to the applicable borrower in excess of $4,500,000, (b) except with respect to amendments or modifications that have previously been approved and committed to by Company prior to the date of this Plan of Merger, amend or modify in any material respect any existing loan rated (i) special mention, with total credit exposure in excess of $2,000,000; (ii) substandard, with total credit exposure in excess of $1,000,000; or (iii) nonaccrual, doubtful, loss, restructured by Company or past due 90 days or more, with total credit exposure in excess of $500,000 or (c) except with respect to any such actions that have previously been approved and committed to by Company prior to the date of this Plan of Merger, modify or amend any loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Company, in each case in excess of $500,000;

5.1.17 restructure or materially change the nature of the composition of its investment securities portfolio through purchases, sales or otherwise, or its policies with respect to the classification or reporting of such portfolios;

5.1.18 take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying for the Intended Tax Treatment, or, except as and to the extent required by applicable Law or regulatory agencies having jurisdiction over Company or any of the Company Subsidiaries, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Plan of Merger, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied;

5.1.19 take any action to pay any Liability, absolute or contingent, in excess of $100,000, except Liabilities shown on Company’s financial statements set forth in Company’s Annual Report on Form 10-K for the year ended December 31, 2012 or in Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, each as filed with the SEC, except in the ordinary course of business consistent with past practice, or except in connection with the transactions contemplated by this Plan of Merger;

5.1.20 change in any material respects its underwriting, operating, investment or risk management or other similar policies of Company or any of the Company Subsidiaries except as required by Law; or

5.1.21 agree or commit to do any of the foregoing.

For the purposes of this Section 5.1, prior written consent of Purchaser shall be deemed to have been given with respect to any matter for which Company has requested consent, in writing and delivered to the chief operating officer of Purchaser and in accordance with Section 9.8 (including by providing copies to all required parties), but Purchaser has not responded in writing within five Business Days of such request.

5.2 Conduct of Business by Purchaser. Between the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, except as otherwise expressly contemplated by this Plan of Merger as required by applicable Law, Purchaser shall not, nor shall it permit any of the Purchaser Subsidiaries to, without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed):

5.2.1 amend the Purchaser’s articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of Company Common Stock relative to the holders of Purchaser Common Stock;

5.2.2 take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying for the Intended Tax Treatment, or, except as and to the extent required by applicable Law or regulatory agencies having jurisdiction over Purchaser or any of the Purchaser Subsidiaries, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Plan of Merger, or (b) take, or knowingly fail to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied; or

5.2.3 agree or commit to do any of the foregoing.

For the purposes of this Section 5.2, prior written consent of Company shall be deemed to have been given with respect to any matter for which Purchaser has requested consent, in writing and delivered to the chief financial officer of Company and in accordance with Section 9.8 (including by providing copies to all required parties), but Company has not responded in writing within five Business Days of such request.

5.3 No Solicitation by Company.

5.3.1 Except as specifically permitted by this Section 5.3, Company shall not and shall cause each of its Subsidiaries and Representatives not to, during the period from the date of this Plan of Merger until the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Section 7.1, directly or indirectly, (a) solicit, initiate, encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, or (b) engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person material non-public information in connection with any Company Takeover Proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make a Company Takeover Proposal. Company shall, and shall cause each of the Company Subsidiaries and each of its and the Company Subsidiaries’ Representatives to (i) immediately upon execution of this Plan of Merger, cease any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to a Company Takeover Proposal as of the date of this Plan of Merger, (ii) request promptly thereafter that such Person promptly return or destroy all confidential information concerning Company and the Company Subsidiaries delivered or made available to such Person or its Representatives by Company, the Company Subsidiaries or any Representatives thereof, in connection with its consideration of a Company Takeover Proposal and any summaries, analyses or extracts thereof or based thereon, and any files, copies or records containing such information in any computer or electronic media, and (iii) immediately upon execution of this Plan of Merger, terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives.

5.3.2 Notwithstanding anything to the contrary contained herein, if at any time prior to obtaining the Company Shareholder Approval, Company or any of its Representatives receives a Company Takeover Proposal from any Person or group of Persons, which Company Takeover Proposal did not result from any breach of this Section 5.3, then Company and its Representatives may (a) contact such Person or Group of Persons and their Representatives to request that such Person or group of Persons provide clarification of any term or condition of such Company Takeover Proposal that the Company Board of Directors determines in good faith to be ambiguous or unclear, and (b) if the Company Board of Directors determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes, or is reasonably expected to lead to, a Company Superior Proposal, and that failure to take such action would more likely than not to result in a breach of the Company Board of Directors’ fiduciary duties (i) furnish, pursuant to an Acceptable Company Confidentiality Agreement, information (including non-public information) with respect to Company and the Company Subsidiaries to the Person or group of Persons who has made such Company Takeover Proposal and their respective Representatives; provided that Company shall (subject to the terms of the Confidentiality Agreement) promptly make available to Purchaser (through an electronic dataroom or otherwise), and concurrently provide express written notification, via electronic mail notification to Purchaser in accordance with the applicable provisions of Section 9.8, of the availability of, any written material non-public information that is provided to any such Person or group of Persons or their respective Representatives, if such information was not previously provided to Purchaser or its Representatives, and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal and their respective Representatives; provided further that Company shall promptly provide to Purchaser (A) a copy of any Company Takeover Proposal made in writing by any such Person or group of Persons to Company, any of the Company Subsidiaries, or any of their respective Representatives, and the identity of the Person making the Company Takeover Proposal, and (B) a written summary of the material terms of any such Company Takeover Proposal not made in writing. For the purposes of this Plan of Merger, “Acceptable Company Confidentiality Agreement” means any confidentiality agreement that contains terms that are no less favorable to Company than those contained in the Confidentiality Agreement.

5.3.3 Company shall keep Purchaser fully informed of any material developments, discussions or negotiations regarding any Company Takeover Proposal on a current basis and shall notify Purchaser of the status of such Company Takeover Proposal. Company agrees that it and the Company Subsidiaries will not enter into any confidentiality or other agreements with any Person subsequent to the date of this Plan of Merger which prohibits Company from providing any information to Purchaser in accordance with this Section 5.3.

5.3.4 Except as permitted by Section 5.3.5, the Company Board of Directors shall not (a) (i) fail to recommend to the Company Shareholders that the Company Shareholder Approval be given or fail to include the Company Board Recommendation in the Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Purchaser, the Company Board Recommendation, (iii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer, taking no position with respect to such offer, or a temporary “stop, look and listen” communication by the Company Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act, or (iv) adopt, approve or recommend, or publicly propose to approve or recommend to the Company Shareholders, a Company Takeover Proposal (actions described in this clause (a) being referred to as a “Company Adverse Recommendation Change”) or (b) cause or permit Company or any of the Company Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Company Confidentiality Agreement) (each, a “Company Acquisition Agreement”).

5.3.5 Notwithstanding anything to the contrary herein, prior to the time the Company Shareholder Approval is obtained, the Company Board of Directors may, in connection with a bona fide written Company Takeover Proposal which did not result from any breach of this Section 5.3, make a Company Adverse Recommendation Change or terminate this Plan of Merger pursuant to Section 7.1.8 to enter into a definitive merger agreement or other definitive purchase or acquisition agreement with respect to such Company Takeover Proposal, if and only if, prior to taking such action, Company has complied with its obligations under this Section 5.3 and the Company Board of Directors has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that prior to taking any such action (a) Company has given Purchaser at least five Business Days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal, including the identity of the party making such Company Superior Proposal) and has contemporaneously provided a copy to Purchaser of all written materials (including all transaction agreements and related documents) with or from the party making such Company Superior Proposal, (b) Company has negotiated, and has caused its Representatives to negotiate, in good faith with Purchaser during such notice period to the extent Purchaser wishes to negotiate, to enable Purchaser to revise the terms of this Plan of Merger such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal and (c) following the end of such notice period, the Company Board of Directors shall have considered in good faith any changes to this Plan of Merger proposed in writing by Purchaser, and shall have determined that the Company Superior Proposal would continue to constitute a Company Superior Proposal if such revisions were to be given effect. In the event of any material revisions to a Company Takeover Proposal that could have an impact, influence or other effect on the Company Board of Directors’ decision or discussion with respect to whether such proposal is a Company Superior Proposal, Company shall deliver a new written notice to Purchaser pursuant to the foregoing clause (a) and again comply with the requirements of this Section 5.3.5 with respect to such new written notice.

5.3.6 Provided that Company and the Company Board of Directors comply with their applicable obligations under Section 5.3.5, nothing in this Section 5.3 shall prohibit the Company Board of Directors from (a) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (b) making any “stop-look-and-listen” communications to Company Shareholders pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the Company Shareholders), or (c) making any disclosure to the Company Shareholders if the Company Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action would more likely than not to result in a breach of the Company Board of Directors’ fiduciary duties; provided, however, that the taking of any action pursuant to any of the preceding clauses (a), (b) or (c) shall in no way limit or modify the effect of this Plan of Merger with respect to any such action taken.

5.3.7 As used in this Plan of Merger, “Company Takeover Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser and the Purchaser Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition of assets of Company and the Company Subsidiaries equal to more than 20% of Company’s consolidated assets or to which more than 20% of Company’s net income on a consolidated basis is attributable, (b) acquisition of more than 10% of the outstanding Company Common Stock or the capital stock of any Subsidiary of Company, (c) tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 20% of the outstanding Company Common Stock, (d) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company or any of the Company Subsidiaries or (e) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated net income and Company Common Stock involved is more than 20%; in each case, other than the Merger.

5.3.8 As used in this Plan of Merger, “Company Superior Proposal” shall mean any bona fide written Company Takeover Proposal that the Company Board of Directors has determined in its good faith judgment, after consultation with its independent financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account (a) all legal, regulatory and financial aspects of the proposal (including availability of financing and certainty of closing) and the Person making the proposal; and (b) any changes to the terms of this Plan of Merger proposed by Purchaser in response to such proposal or otherwise. For purposes of the definition of “Company Superior Proposal”, the references to “20%” in the definition of Company Takeover Proposal shall be deemed to be references to “50%.”

5.4 Preparation of the Registration Statement; Shareholder Meeting.

5.4.1 Purchaser shall use commercially reasonable efforts to prepare and cause to be filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), in which a proxy statement to be sent to the Company Shareholders relating to the

Company Shareholder Meeting will be included as a prospectus (the “Proxy Statement”), as promptly as practicable following the date of this Plan of Merger (and in any event no later than 45 days). Purchaser shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and shall use all commercially reasonable efforts to keep the Registration Statement effective as long as reasonably necessary to consummate the Merger. Prior to the filing of the Registration Statement, Purchaser shall consult with Company with respect to such filing and shall afford Company and its Representatives reasonable opportunity to review and comment thereon. The Registration Statement and the Proxy Statement shall include all information reasonably requested by Company to be included.

Purchaser shall take all action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger and the issuance of Purchaser Common Stock as Merger Consideration and under the Company Stock Plans.

5.4.2 Company shall, as soon as is reasonably practicable following the date of this Plan of Merger, duly call, give proper notice of, convene and hold a special meeting of the Company Shareholders for the purpose of seeking the Company Shareholder Approval (“Company Shareholder Meeting”). Company shall use its commercially reasonable efforts to (a) cause the Proxy Statement to be mailed to the Company Shareholders and to hold the Company Shareholder Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act and (b) except if the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3, solicit the Company Shareholder Approval. Company shall, through the Company Board of Directors, recommend to the Company Shareholders that they vote for the Company Shareholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Company Board of Directors shall have made a Company Adverse Recommendation Change as permitted by Section 5.3.

5.5 Stock Exchange Listing. Purchaser shall use its commercially reasonable efforts to cause (a) the shares of Purchaser Common Stock to be issued as Merger Consideration and (b) the shares of Purchaser Common Stock to be reserved for issuance upon the exercise, vesting or payment under any Converted Stock-Based Award, in each case to be approved for listing on The NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

5.6 Regulatory Matters and Approvals.

5.6.1 Subject to the terms and conditions of this Plan of Merger, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Merger. Subject to the terms and conditions of this Plan of Merger, the parties will use all commercially reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

5.6.2 As soon as practicable after the date of this Plan of Merger, Purchaser shall prepare and file with the Federal Reserve Board and each other Governmental Entity having jurisdiction all applications and documents required to obtain, and shall use its best efforts to obtain, each necessary approval of or consent to consummate the Merger. Purchaser shall provide Company with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as Company may reasonably request. Purchaser shall provide Company with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies. For purposes of this Section 5.6.2, “best efforts” shall include Purchaser having to enter into a consent decree or other commitment containing Purchaser’s agreement to (a) hold separate or divest Purchaser’s or Company’s or their Subsidiaries’ assets, facilities, properties or businesses, or the assets, facilities, properties or businesses to be acquired pursuant to the Merger, and (b) limitations on its or its Subsidiaries’ conduct or actions or covenants affecting business practices, in each case as and to the extent necessary to obtain each necessary approval of or consent to consummate the Merger; provided that Purchaser is not obligated to take any such action unless such action is expressly conditioned upon the consummation of the Merger and such action would not give rise to the condition set forth in Section 6.1.2 not being satisfied.

5.6.3 From the date of this Plan of Merger until the Effective Time, each of Company and Purchaser shall promptly notify the other party in writing of any pending or, to the Knowledge of Company or Purchaser (as the case may be), threatened Action or Order by any Governmental Entity or any other Person (a) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Plan of Merger or (b) seeking to restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Plan of Merger. If any Action or Order is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Plan of Merger as violative of any Law, each of Company and Purchaser shall, and shall cause their respective Representatives to, cooperate and use their commercially reasonable efforts to contest and resist, except insofar as Company and Purchaser may otherwise agree, any such Action or Order, including any Action or Order that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or the other transactions contemplated by this Plan of Merger.

5.6.4 Nothing contained in this Plan of Merger shall give Company, directly or indirectly, the right to control or direct the operations of Purchaser or give Purchaser, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, subject to Sections 5.1 and 5.2, as applicable, Company and Purchaser each shall exercise, consistent with the terms and conditions of this Plan of Merger, complete control and supervision over their respective business operations.

5.6.5 Each of Company and Purchaser shall, and shall cause their respective Subsidiaries to, take all commercially reasonable and lawful actions as may be necessary or appropriate to transfer, or to allow for the Surviving Corporation to utilize after the Effective Time, or obtain, as permitted by Law, all Permits appropriate or necessary to continue the business of Company and Purchaser and their respective Subsidiaries as currently conducted.

5.7 Employee Matters.

5.7.1 Except as contemplated by this Section 5.7, the terms of this Section 5.7 shall not: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Company or any of the Company Subsidiaries; or (b) prohibit or restrict Purchaser or the Purchaser Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

5.7.2 All fully insured welfare benefit (such as health, dental/vision, life/AD&D, LTD), and Section 125 of the Code, or “cafeteria,” plans currently sponsored by Company shall continue as separate plans after the Effective Time, until such time as Purchaser determines, in its sole discretion, that it will terminate any or all of such plans unless Company terminates its Internal Revenue Code Section 125 or “cafeteria” plan prior to the Effective Time.

5.7.3 As of the Effective Time, Company and the Company Subsidiaries shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to Purchaser and to provide Purchaser all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist Purchaser in the administration of such plans.

5.7.4 From the date of this Plan of Merger through the Effective Time, Company and the Company Subsidiaries shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under the fully insured welfare benefit plans of the Company and the Company Subsidiaries; and (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation.

5.7.5 As of the date of any future termination of the Company cafeteria plan after the Effective Time, the balances in the health and dependent care flexible spending accounts thereunder shall be transferred to the Purchaser cafeteria plan, and the benefit and compensation deferral elections in effect at that time shall be continued under the Purchaser cafeteria plan through the end of the plan year, subject to subsequent changes as provided in the Purchaser plan. All benefit payments related to the transferred balances shall be made in accordance with the Purchaser cafeteria plan.

5.7.6 Before the Effective Time, the Company, by resolution of the Company Board of Directors, shall terminate the Company 401(k) Plan as of the day before the Effective Time. The account balances of the Company 401(k) Plan participants, including any alternate payees or beneficiaries of deceased participants, as determined by the Company 401(k) Plan administrator, shall thereafter be fully-vested and distributed or otherwise transferred in accordance with the applicable plan termination provisions of the Company 401(k) Plan, as soon as administratively feasible following the plan termination date.

5.7.7 Company and the Company Subsidiaries shall continue to make all non-discretionary employer contributions which it is required to make to the Company 401(k) Plan, including, but not limited to, elective deferral contributions of those Company

401(k) Plan participants who are employed by Company or the Company Subsidiaries, and may continue to make discretionary employer contributions as set forth in Section 5.7.7 of the Company Disclosure Letter. In addition, Company shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to Company as described in ERISA Sec. 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Company 401(k) Plan.

5.7.8 Company or any Company Subsidiary, as applicable, shall terminate each nonqualified deferred compensation plan, including but not limited to the Company Amended and Restated Director Retainer Stock Plan and the Company Senior Management Bonus Deferral Stock Plan, for employees and/or directors sponsored by Company or any Subsidiary in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B). Accrued benefits under the plans will be distributed on the Closing Date. Notwithstanding the foregoing, the Supplemental Executive Retirement Plan covering David S. Hickman will not terminate pursuant to this Section 5.7.8, but will be assumed by Purchaser and will continue to be paid pursuant to its terms.

5.7.9 Immediately on or prior to the Effective Time, Company or any Company Subsidiary shall, subject to the occurrence of the Effective Time, terminate all incentive and/or bonus plans, and the accrued benefits as of the Closing Date based on performance metrics shall be paid as provided in such plans and in conformity with Section 5.7.9 of the Company Disclosure Letter and in a lump sum on or prior to the Effective Time.

5.7.10 Employment Agreements.

5.7.10.1 As of the Effective Time, Purchaser shall assume all obligations under the Employment Contract dated October 24, 2013, by and between Company and Robert K. Chapman and the Employment Contract dated October 24, 2013, by and between Company and Randal J. Rabe.

5.7.10.2 Purchaser has made an offer of employment dated January 6, 2014, to Todd C. Clark which has been accepted by Mr. Clark, pursuant to which Purchaser and Mr. Clark shall, on or before the Effective Time, enter into a Severance/Change of Control Agreement.

5.7.10.3 As of the Effective Time, Purchaser shall assume all obligations under the Employment Contracts between Company and those individuals specified in Section 5.7.10.3 of the Company Disclosure Letter. Prior to the Closing Date, Company shall take all action necessary to amend the Employment Contracts to provide following the Effective Time that (i) the term shall end three (3) years from the Effective Time (ii) the definition of “Change in Control” shall only include the Merger, and (iii) the Merger shall constitute “Good Reason.”

5.7.11 Purchaser shall make available to the officers and employees of Company or any Company Subsidiary who continue as employees of Company or any Company Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits, including severance benefits, on substantially the same terms and conditions as

Purchaser offers to similarly situated officers and employees. Continuing Employees will receive credit for prior service with Company or the Company Subsidiaries, or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of Purchaser and the Purchaser Subsidiaries. To the extent that Purchaser determines, in its sole discretion, that a Company Benefit Plan should be terminated, Continuing Employees shall become eligible to participate in Purchaser’s employee benefit plans as soon as reasonably practicable after termination. In the event that Purchaser determines, in its sole discretion, to terminate the Company health plan, retirees of Company and any Company Subsidiary who are participating in the Company health plan as of the date it is terminated (“Eligible Retirees”) will be eligible to participate in the Purchaser health plan in accordance with terms of the Purchaser health plan. Continuing Employees who become covered under the health or dental plans of Purchaser, and shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of Purchaser or the Purchaser Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of Company. Eligible Retirees who become covered under the health plan of Purchaser shall not be subject to any waiting periods or additional pre-existing condition limitations under the health plan of Purchaser or the Purchaser Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health plan of Company. To the extent that the initial period of coverage for Continuing Employees or any Eligible Retirees under age 65 under any such Purchaser employee benefit plans is not a full 12-month period of coverage, Continuing Employees and any Eligible Retirees under age 65 shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees and any Eligible Retirees under age 65 under the corresponding Company plan during the balance of such 12-month period of coverage provided that Purchaser can obtain, in a manner satisfactory to Purchaser, as determined in its sole discretion, the necessary data.

5.7.12 As of the Effective Time, subject to applicable law and the requirements of the Purchaser Employee Stock Ownership and Savings Plan (“Purchaser KSOP”), Purchaser shall amend as necessary the Purchaser KSOP so that, (i) from and after the Effective Time, Continuing Employees will accrue benefits pursuant to the Purchaser KSOP, and (ii) Continuing Employees participating in the Purchaser KSOP shall receive credit for eligibility and vesting purposes, for the service of such employees with Company and the Company Subsidiaries or their predecessors prior to the Effective Time, as if such service were with Purchaser or the Purchaser Subsidiaries.

5.7.13 In accordance with Section 5.7.11, after the Effective Time, Purchaser shall continue to maintain all fully insured employee welfare benefit, and cafeteria, plans currently in effect at the Effective Time, until such time as Purchaser determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

5.7.14 After the Effective Time, mileage for Continuing Employees’ business-related travel shall be reimbursed according to Purchaser’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.

5.7.15 As of the Effective Time, Company’s PTO policy shall terminate and all Continuing Employees shall be subject to Purchaser’s vacation and sick time policies. Notwithstanding the foregoing, all accrued and unpaid PTO of employees of Company and the Company Subsidiaries at the Effective Time, up to but not beyond one hundred and sixty (160) hours per Continuing Employee, shall be carried over to Purchaser’s sick time policy.

5.7.16 After the Effective Time, Purchaser shall continue to maintain and administer, in accordance with the provisions thereof, the Company Stock Option Plans until such time as all options granted or awarded thereunder as of the Effective Time have been exercised or lapse, whichever occurs first.

5.7.17 Until the Effective Time, Company and the Company Subsidiaries, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. Purchaser or any Purchaser Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of Company or any Company Subsidiary who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of Company or any Company Subsidiary who incurs a qualifying event before the Effective Time.

5.7.18 Notwithstanding any contrary provision of Purchaser’s Severance Pay Plan (the “Severance Policy”), for purposes of calculating the severance benefits payable under the Severance Policy, each Company Employee shall be given full credit for prior years of employment with Company or any Company Subsidiary.

5.8 Press Releases and Public Announcement. Neither Company nor Purchaser will issue any press release or make any public announcement relating to this Plan of Merger, the Merger or the other transactions contemplated by this Plan of Merger without the prior written approval of, in the case of Company, Purchaser, and in the case of Purchaser, Company. However, each party may issue any such press release or make such public announcement, including with respect to actions contemplated by Sections 5.1 and 5.2, as applicable, it believes in good faith is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with outside legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other party regarding any such press release or other announcement prior to making any such disclosure.

5.9 Access to Information.

5.9.1 Subject to applicable Law, during the period commencing on the date of this Plan of Merger and ending at the earlier of the Effective Time and the termination of this Plan of Merger in accordance with Article VII, (a) Company will, and will cause each of the Company Subsidiaries to, upon reasonable prior written notice, permit Purchaser and its respective Representatives to have reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Company and the Company

Subsidiaries, to the officers and senior management, premises, agents, books, records, and Contracts of or pertaining to Company and the Company Subsidiaries as may be reasonably requested in writing; and (b) upon the reasonable request of Company, Purchaser shall furnish such reasonable information about it and its business as is relevant to Company and its shareholders in connection with the transactions contemplated by this Plan of Merger; provided, however, that such access or disclosure of information will (i) comply with all applicable Laws, (ii) not result in, or reasonably be expected to result in, the waiver of the attorney-client privilege, or (iii) not result in, or reasonably be expected to result in, a material breach of any material Contract. No such access shall affect the representations, warranties, covenants or agreements of the parties (or the remedies with respect thereto) or the conditions to the obligations of the parties under this Plan of Merger.

5.9.2 All Proprietary Information (as defined in the Confidentiality Agreement) provided pursuant to this Plan of Merger shall be subject to the provisions of the letter agreement, dated October 30, 2013, between Company and Purchaser (“Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms.

5.10 Indemnification and Insurance.

5.10.1 All rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors and officers, as the case may be, of Company or the Company Subsidiaries as provided in their respective articles of incorporation or bylaws or other organization documents or in the existing indemnity agreements with Company or any of the Company Subsidiaries shall survive the Merger and, except as otherwise expressly provided in this Section 5.10, shall continue in full force and effect in accordance with their terms. For a period of six years from the Effective Time, the Surviving Corporation, subject to compliance with applicable Law, shall maintain in effect exculpation, indemnification and advancement of expenses provisions that are no less favorable to officers and directors than those set forth in the articles of incorporation and bylaws or similar organization documents of Company and the Company Subsidiaries in effect immediately prior to the date of this Plan of Merger, and, subject to compliance with applicable Law, shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of Company or any of the Company Subsidiaries. All rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

5.10.2 From and after the Effective Time and until the sixth anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless to the fullest extent permitted under applicable Law, each current or former director or officer of Company or any of the Company Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law and following receipt of any undertaking required by applicable Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened

Actions, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or before the Effective Time in such Indemnified Party’s capacity as a director or officer of Company or any of the Company Subsidiaries or in such Indemnified Party’s capacity as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of Company or any Company Subsidiary, including in connection with the transactions contemplated by this Plan of Merger. All rights to indemnification or advancement of expenses in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. In the event of any such Action, the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of the Action.

5.10.3 The Surviving Corporation shall maintain in effect for not less than six years from the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Company and the Company Subsidiaries for the Indemnified Parties prior to the Effective Time with respect to matters occurring at or prior to the Effective Time, including the transactions contemplated by this Plan of Merger. Alternatively, the Surviving Corporation may substitute therefor policies of substantially the same coverage containing terms and conditions that, taken as a whole, are no less advantageous to the Indemnified Parties. After the Effective Time, the Surviving Corporation shall not be required to pay annual premiums for insurance coverages in excess of 300% of the last annual premium (such 300% threshold, the “Maximum Amount”) paid by Company prior to the date of this Plan of Merger in respect of the coverages required to be obtained pursuant to this Section 5.10.3, but in such case shall purchase the greatest coverage available for a cost not exceeding the Maximum Amount. Alternatively, the Surviving Corporation may purchase at or after the Effective Time, at a cost not exceeding three times the Maximum Amount, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Company and the Company Subsidiaries for the Indemnified Parties with respect to matters occurring at or prior to the Effective Time, including the transactions contemplated by this Plan of Merger. If such “tail” prepaid policy has been obtained, the Surviving Corporation shall maintain it in full force and effect for its full term and honor all obligations thereunder.

5.10.4 The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the articles of incorporation or bylaws or other organization documents of Company or any of the Company Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the MBCA and the IBCL, as applicable, directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or the Company Subsidiaries or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties, each of whom is a third-party beneficiary of this Section 5.10.

5.10.5 In the event that the Surviving Corporation or its successors or assigns (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any Person, in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

5.11 Takeover Laws. If any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover Law is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated by this Plan of Merger and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Law on the Merger and the transactions contemplated by this Plan of Merger.

5.12 Section 16 Matters. Prior to the Effective Time, Company and Purchaser each shall take all such steps as may be required to cause (a) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock and Awards) resulting from the Merger and the other transactions contemplated by this Plan of Merger, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company immediately prior to the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions or dispositions of Purchaser Common Stock (including derivative securities with respect to Purchaser Common Stock and Converted Stock-Based Awards) resulting from the Merger and the other transactions contemplated by this Plan of Merger, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Purchaser immediately following the Effective Time, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13 Securityholder Litigation. Each party shall keep the other parties reasonably informed with respect to the defense or settlement of any securityholder Action against it or its directors or officers relating to the Merger or the other transactions contemplated by this Plan of Merger. Each party shall give the other party the opportunity to consult with it regarding the defense or settlement of any such securityholder Action and shall not settle any such Action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.14 Tax-Free Reorganization Treatment.

5.14.1 Company and Purchaser intend that the Merger will qualify as a reorganization under Section 368(a) of the Code (the “Intended Tax Treatment”), and each shall not, and shall not permit any of their respective Subsidiaries to, take any action, or fail to take any action, that would reasonably be expected to jeopardize the qualification of the Merger as a reorganization under Section 368(a) of the Code. Company and Purchaser shall use commercially reasonable efforts, and shall cause their respective Subsidiaries to use commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including providing reasonable and customary representations, covenants and certificates requested by counsel under Sections 6.2.5 and 6.3.5. Within 45 days following the Effective Time, the Surviving Corporation shall comply with the reporting requirements of Section 1.6045B-1(a)(2) of the Treasury Regulations.

5.14.2 Each of Company and Purchaser shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax Return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

5.15 Expenses. Whether or not the Merger is consummated, except as otherwise provided in this Plan of Merger, all costs and expenses incurred in connection with this Plan of Merger and the transactions contemplated by this Plan of Merger shall be paid by the party incurring such expenses, except that Purchaser shall pay and bear the cost of (a) each regulatory filing, notification, registration or similar fee required to be paid by any party in connection with this Plan of Merger and the transactions contemplated by this Plan of Merger under the Securities Act, the Exchange Act, Applicable Banking Laws and other applicable Laws and (b) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants and financial and other advisors) incurred in respect of printing, filing and mailing of the Proxy Statement and the Registration Statement.

5.16 Bank Consolidation. Company shall take all actions reasonably requested by Purchaser to cause the merger of United Bank & Trust, a Michigan state chartered bank, with and into Old National Bank, a national banking association (the “Bank Consolidation”), with Old National Bank as the surviving institution, immediately following the Bank Consolidation, including by executing and delivering a bank consolidation agreement in customary form. The parties will cooperate and cause their Subsidiaries to cooperate in all reasonable respects to facilitate the mailing or posting in a timely fashion of any notices to customers of the banks with respect to the Bank Consolidation reasonably deemed necessary or appropriate by Purchaser.

5.17 Fairness Opinion. Company will use commercially reasonable efforts to deliver to Purchaser a copy of a written fairness opinion dated as of the date of this Plan of Merger and received from the Company Investment Banker within seven Business Days of the date of this Plan of Merger together with the form of consent of the Company Investment Banker to permit the inclusion of the text of its written opinion in its entirety in the Proxy Statement, so long as the Company Investment Banker and its counsel have approved any summary of, or other description of, its written opinion in the Proxy Statement in advance of its filing with the SEC.

5.18 Environmental.

5.18.1 If requested by Purchaser, Company will cooperate with a qualified environmental consulting firm designated by Purchaser in connection with the conduct by such firm of a phase one and/or phase two environmental investigation on any real property owned or leased by Company or any of the Company Subsidiaries as of the date of this Plan of Merger, and any real property acquired or leased by Company or any of the Company Subsidiaries after the date of this Plan of Merger (collectively, the “Company Real Property”).

5.18.2 Not later than 30 Business Days after the date of this Plan of Merger (or within 30 Business Days after the acquisition or lease by Company of any Company Real Property acquired or leased after the date of this Plan of Merger), Purchaser shall be permitted to conduct, at its expense, a Phase I environmental site assessment, compliant with ASTM Standard E1527-13, or such other standard as reasonably determined by Purchaser, and applicable legal standards (a “Phase I Assessment”), of the Company Real Property. Upon request, Company and each Company Subsidiary shall provide reasonable assistance, including site access, a knowledgeable contact person, legal descriptions and other documentation relating to the Company Real Property, and any prior environmental investigation reports, compliance audits, and any related correspondence or documentation in Company’s possession to Company’s environmental consulting firm for purposes of conducting the Phase I Assessments. Purchaser shall provide Company with a copy of any final Phase I Assessment of any Company Real Property.

5.18.3 Phase II Work. Within 5 Business Days of receipt of a final Phase I Assessment, Purchaser shall notify Company whether it plans to conduct a Phase II environmental assessment (a “Phase II Assessment”) of any Company Real Property, which may include the procurement and analysis of samples of soil, groundwater, surface water, air, or any other environmental medium. All Phase II Assessments shall be at Purchaser’s sole expense. Purchaser shall furnish a copy of the written scope of work for the Phase II Assessment to Company prior to commencing the Phase II Assessment. The Phase II Assessment may be conducted in more than one phase; provided that all phases shall be completed by the earlier of (i) 25 Business Days after the parties agree upon the work plan, and (ii) 10 Business Days prior to the Closing. Purchaser shall provide Company with a copy of any final Phase II Assessment of any Company Real Property.

5.18.4 Environmental Risks. If there are any facts or conditions identified in any Phase I Assessment or Phase II Assessment that Purchaser reasonably believes pose a current or future material risk of liability, material interference with use, or a material diminution of value of any Company Real Property (collectively, “Environmental Risks”), then Purchaser shall notify Company of such Environmental Risks and the facts or conditions underlying such Environmental Risks within 10 Business Days after receipt of all final environmental reports for the Company Real Property. Such notice shall include either (a) an estimate by a qualified environmental consulting firm of the actual cost of all remedial or other corrective actions and measures required by applicable Law to be taken with respect to the Company Real Property, or (ii) a statement from a qualified environmental consulting firm that the cost of such actions and measures cannot be reasonably estimated.

5.18.5 Termination Rights. If, based on the information provided with Purchaser’s notice to Company under Section 5.18.4, the after-tax cost of all remedial or other corrective actions and measures required by applicable law to be taken with respect to the Company Real Property (“Environmental Costs”) is estimated to exceed, in the aggregate, $2,500,000, or if the cost of such actions and measures cannot be so reasonably estimated, then for a period of 10 Business Days following receipt of the notice, Purchaser shall have the right pursuant to Section 7.1.9 to terminate this Plan of Merger, which shall be Purchaser’s sole remedy in such event.

5.19 Accruals for Loan Loss Reserve and Expenses.

5.19.1 Prior to the Effective Time, Company shall and shall cause the Company Subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Purchaser may reasonably request and Company and the Company Subsidiaries shall deem to be appropriate or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

5.19.2 Subject to applicable Law (including without limitation the rules and regulations of the SEC, U.S Department of Justice and Federal Trade Commission guidelines regarding pre-merger information exchange between competitors, applicable banking laws and regulations and GAAP), Company shall consult and cooperate with Purchaser to (i) make such conforming entries to conform the loan and accounting policies and practices of Company to the policies and practices of Purchaser and (ii) recognize Company’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by Purchaser, but in no event in the case of (i) or (ii) prior to the Closing and satisfaction or waiver of all conditions to the Merger.

5.19.3 Company’s representations, warranties and covenants contained in this Plan of Merger shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.19.4.

5.19.4 Any actions, accruals, expenses or adjustments taken pursuant to this Section 5.19 shall be disregarded and appropriate adjustments shall be made in any financial or performance measure used as of the Effective Time to determine the Merger Consideration or any payment under any incentive compensation or other compensatory agreement, plan or arrangement.

5.20 Business Loan Agreement. Immediately prior to the Effective Time, Company shall terminate the existing Business Loan Agreement dated September 16, 2013 (the “Business Loan Agreement”), such that all outstanding amounts thereunder have been repaid and any Company Subsidiary shares of stock shall be released from any pledge or restrictions created under the Business Loan Agreement. Purchaser shall, to the extent reasonably required, provide sufficient funds to Company to enable Company to terminate and repay amounts outstanding under the Business Loan Agreement.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the fulfillment (or waiver by Company and Purchaser) at or prior to the Effective Time of the following conditions:

6.1.1 The Company Shareholder Approval shall have been obtained.

6.1.2 Company and Purchaser shall have received all regulatory approvals required in connection with the transactions contemplated by this Plan of Merger, all applicable notice periods and waiting periods shall have expired, and all such regulatory approvals shall be in effect and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of Purchaser reasonably determines in good faith would, following the Effective Time, have a Company Material Adverse Effect or Purchaser Material Adverse Effect; provided that the Purchaser having to enter into a consent decree or other commitment containing Purchaser’s agreement to (a) hold separate or divest Purchaser’s or Company’s or their Subsidiaries’ assets, facilities, properties or businesses, or the assets, facilities, properties or businesses to be acquired pursuant to the Merger, or (b) limitations on its or its Subsidiaries’ conduct or actions or covenants affecting business practices, in each case as and to the extent necessary to obtain each necessary approval of or consent to consummate the Merger, shall not be permitted to be considered by the Board of Directors of Purchaser in making such a determination.

6.1.3 No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger will be in effect.

6.1.4 Neither party shall be subject to any Order of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

6.1.5 The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been commenced or threatened by the SEC.

6.1.6 The shares of Purchaser Common Stock to be issued as Merger Consideration shall have been authorized for listing on The NASDAQ Global Select Market, subject to official notice of issuance.

6.2 Conditions to Company’s Obligation to Effect the Merger.

The obligation of Company to effect the Merger is subject to the fulfillment (or waiver by Company) at or prior to the Effective Time of the following additional conditions:

6.2.1(a) The representations and warranties of Purchaser set forth in this Plan of Merger (other than Sections 4.1.1, 4.2, 4.3.1, 4.3.2 and 4.4) will be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” contained therein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (b) the representations and warranties of Purchaser set forth in Sections 4.2, 4.3.1, 4.3.2 and 4.4 will be true and correct in all but de minimus respects as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct in all but de minimus respects as of such other time), and (c) the representations and warranties of Purchaser set forth in Section 4.1.1 will be true and correct as of the Closing Date as though made as of such date in all material respects.

6.2.2 Purchaser shall have performed in all material respects all of the covenants required to be performed by it under this Plan of Merger at or prior to the Closing Date.

6.2.3 Purchaser shall have delivered to Company a certificate, dated as of the Closing Date and signed on behalf of Purchaser by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.2.1 and 6.2.2 have been satisfied.

6.2.4 Since December 31, 2012, there shall not have been any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6.2.5 Company shall have received the opinion of Warner, Norcross & Judd LLP, acting as counsel to Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Purchaser, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of Company and Purchaser as to such matters as such counsel may reasonably request.

6.3 Conditions to Purchaser’s Obligation to Effect the Merger.

The obligation of Purchaser to effect the Merger is subject to the fulfillment (or waiver by Purchaser) at or prior to the Effective Time of the following additional conditions:

6.3.1(a) The representations and warranties of Company set forth in this Plan of Merger (other than Sections 3.1.1, 3.2, 3.3.1, 3.3.2, and 3.4) will be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” contained therein) as of the Closing Date as though made as of such date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) the representations and warranties of Company set forth in Sections 3.2, 3.3.1, 3.3.2 and 3.4 will be true and correct in all but de minimus respects as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct in all but de minimus respects as of such other time), and (c) the representations and warranties of Company set forth in Section 3.1.1 will be true and correct as of the Closing Date as though made as of such date in all material respects.

6.3.2 Company shall have performed in all material respects all of the covenants required to be performed by it under this Plan of Merger at or prior to the Closing Date.

6.3.3 Company shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer certifying to the effect that the conditions set forth in Sections 6.3.1 and 6.3.2 have been satisfied.

6.3.4 Since December 31, 2012, there shall not have been any change, state of facts, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

6.3.5 Purchaser shall have received the opinion of Krieg DeVault, LLP, acting as counsel to Purchaser, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon customary representations of officers of Company and Purchaser as to such matters as such counsel may reasonably request.

6.3.6 Purchaser shall have received a letter of tax advice, in a form reasonably satisfactory to Purchaser, from Company’s outside, independent certified public accountants to the effect that any amounts that are paid by Company before the Effective Time, or required to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of Company, the Company Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code; provided that a failure of this condition cannot occur unless and until Purchaser has notified Company in writing of the failure of this condition and negotiated with Company in good faith and provided Company with an opportunity to take such actions as may be necessary to cure the facts and circumstances leading to the failure of this condition;

6.3.7 As of the end of the month prior to the Effective Time, the Company Consolidated Shareholders’ Equity, shall not be less than $75,000,000.

ARTICLE VII

TERMINATION

7.1 Termination of Plan of Merger. Notwithstanding anything contained in this Plan of Merger to the contrary, this Plan of Merger may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or, subject to the terms of this Plan of Merger, after receipt of the Company Shareholder Approval (the date of such termination, the “Termination Date”), as follows:

7.1.1 by mutual written consent of Company and Purchaser;

7.1.2 by either Company or Purchaser, if any Governmental Entity has issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such Order or other action is final and nonappealable;

7.1.3 by either Company or Purchaser, if the Merger does not occur on or before October 31, 2014 (the “End Date”); provided that the right to terminate this Plan of Merger under this Section 7.1.3 shall not be available to any party whose breach of any provision of this Plan of Merger causes the failure of the Merger to occur on or before the End Date;

7.1.4 by either Company or Purchaser if the Company Shareholder Meeting (including any postponements or adjournments) shall have concluded and been finally adjourned and the Company Shareholder Approval shall not have been obtained;

7.1.5 by Company, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Plan of Merger, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 6.1 or 6.2 and (b) (i) cannot be cured by the End Date or (ii) if capable of being cured by the End Date, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Company’s intention to terminate this Plan of Merger if such breach or failure is not cured) from Company of such breach or failure; provided that Company shall not have a right to terminate this Plan of Merger pursuant to this Section 7.1.5 if it is then in breach of any representations, warranties, covenants or other agreements contained in this Plan of Merger that would result in a failure of a condition set forth in Section 6.1 or 6.3;

7.1.6 by Purchaser, if Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Plan of Merger, which breach or failure to perform (a) would result in a failure of a condition set forth in Section 6.1 or 6.3 and (b) (i) cannot be cured by the End Date or (ii) if capable of being cured by the End Date, shall not have been cured within 30 Business Days following receipt of written notice (which notice shall specify in reasonable detail the nature of such breach or failure and Purchaser’s intention to terminate this Plan of Merger if such breach or failure is not cured) from Purchaser of such breach or failure; provided that Purchaser shall not have a right to terminate this Plan of Merger pursuant to this Section 7.1.6 if it is then in breach of any representations, warranties, covenants or other agreements contained in this Plan of Merger that would result in a failure of a condition set forth in Section 6.1 or 6.2;

7.1.7 by Purchaser prior to the receipt of the Company Shareholder Approval if (a) the Company Board of Directors shall have effected a Company Adverse Recommendation Change; (b) the Company Board of Directors shall have failed to reject a Company Takeover Proposal and reaffirm the Company Board Recommendation within five Business Days following the public announcement of such Company Takeover Proposal and in any event at least two Business Days prior to the Company Shareholder Meeting; (c) Company enters into a Company Acquisition Agreement; or (d) in the absence of a Company Takeover Proposal and only during the period which is 10 days before the mailing date of the Proxy Statement and the date of the Company Shareholder Meeting, the Company Board of Directors fails to publicly reaffirm its recommendation of this Plan of Merger within five Business Days of a written request by Purchaser to provide such reaffirmation.

7.1.8 by Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive merger agreement or other definitive purchase or acquisition agreement that constitutes a Company Superior Proposal; provided, however, that (a) Company has complied with Section 5.3 in all material respects and (b) Company pays (or causes to be paid) the Company Termination Fee prior to or simultaneously with such termination.

7.1.9 by Purchaser if it elects to exercise its right to terminate this Plan of Merger pursuant to Section 5.18.5.

7.2 Effect of Termination.

7.2.1 In the event that:

7.2.1.1 this Plan of Merger is terminated by Purchaser pursuant to Section 7.1.7, Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to $6,000,000 (the “Company Termination Fee”);

7.2.1.2 this Plan of Merger is terminated by Purchaser pursuant to Section 7.1.6 or by Company or Purchaser pursuant to Section 7.1.4, and if (a) any Person shall have made a Company Takeover Proposal (i) on or after the date of this Plan of Merger but prior to the date that this Plan of Merger is terminated in the case of a termination pursuant to Section 7.1.6 or (ii) on or after the date of this Plan of Merger but prior to the Company Shareholder Meeting in the case of a termination pursuant to Section 7.1.4, and (b) at any time prior to the date that is 12 months after the date of any such termination, Company consummates a Company Takeover Proposal or enters into any definitive agreement providing for a Company Takeover Proposal, regardless of whether such Company Takeover Proposal is consummated (provided that, for purposes of this Section 7.2.1.2, the references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”), then Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to the Company Termination Fee;

7.2.1.3(a) this Plan of Merger is terminated by Company or Purchaser pursuant to Section 7.1.3, (b) any Person shall have made a Company Takeover Proposal on or after the date of this Plan of Merger but prior to the date of any such termination, and (c) at any time prior to the date that is 12 months after the date of any such termination, Company consummates a Company Takeover Proposal or enters into any definitive agreement providing for a Company Takeover Proposal, regardless of whether such Company Takeover Proposal is consummated (provided that, for purposes of this Section 7.2.1.2, the references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”), then Company shall pay, or cause to be paid, to Purchaser cash in an amount equal to the Company Termination Fee;

7.2.1.4 this Plan of Merger is terminated by Company pursuant to Section 7.1.8, then Company shall pay, or cause to be paid, to Purchaser, prior to or contemporaneously with such termination, cash in an amount equal to the Company Termination Fee;

7.2.1.5 this Plan of Merger is terminated by Company or Purchaser pursuant to Section 7.1.2 or 7.1.3, and at the time of such termination the condition set forth in Section 6.1.2 is not satisfied for reasons substantially attributable to the anti-competitive effect of the Merger or Purchaser’s failure to comply with its obligations under Section 5.6.2, then Purchaser shall pay, or cause to be paid, to Company cash in an amount equal to $6,000,000 (the “Purchaser Termination Fee”).

7.2.2 Each of the parties hereto acknowledge and agree that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Plan of Merger, and that without these agreements, the other party would not enter into this Plan of Merger. Accordingly, (a) if Purchaser fails to pay the amounts due pursuant to this Section 7.2 and, in order to obtain such payment, Company commences a suit that results in a judgment against Purchaser for the Purchaser Termination Fee, then Purchaser shall pay Company its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Purchaser Termination Fee from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made and (b) if Company fails to pay the amount due pursuant to this Section 7.2 and, in order to obtain such payment, Purchaser commences a suit that results in a judgment against Company for the Company Termination Fee, then Company shall pay Purchaser its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at the prime rate published in the Wall Street Journal on the date such payment was required to be made.

7.2.3 On any termination of this Plan of Merger pursuant to Section 7.1, this Plan of Merger shall terminate and forthwith become void and have no further force or effect (except for the provisions of Sections 5.8, 5.9.2, 5.15, 7.2 and Article IX), and, subject to the payment of any amounts owing pursuant to this Section 7.2, there shall be no other liability on the part of Company or Purchaser to the other. Notwithstanding anything in this Plan of Merger to the contrary, no party hereto will be relieved or released from any liability or damages arising from a willful or intentional breach of any provision of this Plan of Merger or fraud, and the aggrieved party will be entitled to all rights and remedies available at law or in equity; provided, however, in the event the Purchaser Termination Fee is in fact paid to Company when and as required under Section 7.2.1.5, payment of the Purchaser Termination Fee shall be Company’s sole remedy with respect to a breach of Section 5.6.2 by Purchaser.

7.2.4 The Company Termination Fee will be paid in the aggregate to Purchaser by or at the direction of Purchaser in immediately available funds in the case of Section 7.2.1.1, 7.2.1.2 or 7.2.1.3, upon the occurrence of the event giving rise to the obligation to make such payment.

7.2.5 The Purchaser Termination Fee will be paid in the aggregate to Company by or at the direction of Company in immediately available funds in the case of Section 7.2.1.5, upon the occurrence of the event giving rise to the obligation to make such payment.

7.2.6 For the avoidance of doubt, (a) in no event shall Company be required to pay the Company Termination Fee on more than one occasion; and (b) in no event shall Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.

ARTICLE VIII

CERTAIN DEFINITIONS

8.1 When used in this Plan of Merger, the following terms will have the meanings assigned to them in this Section 8.1:

“Action” means (a) any litigation, claim, action, suit, hearing, proceeding or arbitration, (b) any material investigation by a Governmental Entity or (c) any demand or notice of violation by a Governmental Entity (in the case of clauses (a), (b) and (c), whether civil, criminal, administrative, labor or investigative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Bank Holding Company Act” means the Bank Holding Company Act of 1956, as amended.

“Book-Entry Shares” means shares of Company Common Stock represented by book-entry immediately prior to the Effective Time (other than Excluded Shares).

“Business Day” means a day other than a Saturday, Sunday or other day on which the NASDAQ Global Select Market is closed.

“Certificates” means outstanding certificates that immediately prior to the Effective Time represented shares of Company Common Stock (other than Excluded Shares).

“Collective Bargaining Agreement” means any Contract that has been entered into with any labor organization, union, works council, employee representative or association.

“Company Benefit Plan” means, other than any Multiemployer Plan, (a) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, (b) any Company Stock Plan, and (c) any deferred compensation, retirement, defined contribution, defined benefit, pension, profit sharing, employee welfare, fringe benefit, flexible spending account, stock purchase, stock option, stock ownership, phantom stock, stock appreciation rights, restricted stock, restricted stock units, severance, separation, employment, change in control, vacation pay, leave of absence, layoff, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, day or dependent care, legal services, cafeteria, health, life, accident, disability, workers’ compensation or other insurance, or other employee benefit plan, or contract, program, or practice, whether written or oral, for the benefit of Company’s current or former officers, employees, independent contractors, or directors, in each case either (i) existing at the Closing

Date and sponsored, maintained, or contributed to by Company or any of the Company Subsidiaries, or (ii) existing at the Closing Date or prior thereto, in respect of which Company or any of the Company Subsidiaries has any Liability.

“Company Board of Directors” shall mean the board of directors of Company.

“Company Deferred Compensation Plans” collectively means the Company Amended and Restated Director Retainer Stock Plan and the Company Senior Management Bonus Deferral Stock Plan.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to Company.

“Company Shareholders” means holders of shares of Company Common Stock.

“Company Site” means, with respect to Company, any real properties (in each case, including all soil, subsoil, surface waters and groundwater thereat) currently or previously owned, leased or operated by: (a) Company or any of the Company Subsidiaries; (b) any predecessors of Company or any of the Company Subsidiaries; or (c) any entities previously owned by Company or any of the Company Subsidiaries.

“Company Stock Plans” collectively means the Company Stock Incentive Plan of 2010, Company 2005 Stock Option Plan and Company 1999 Stock Option Plan.

“Contract” means any agreement, contract, commitment, arrangement, memorandum of understanding, side letter, understanding, contractual obligation or other instrument of a contractual nature, whether written or oral.

“Environmental Claim” means any and all administrative or judicial actions, suits, orders, claims, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings, or other communication (written or oral), whether criminal or civil, pursuant to or relating to any applicable Environmental Law.

“Environmental Law” means any and all Laws, Environmental Permits, or binding agreements with any Governmental Entity, relating to the protection of health and the environment, or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of or exposure to Hazardous Materials.

“Environmental Permit” means any Permit required or issued by any Governmental Entity under or in connection with any Environmental Law, including without limitation, any and all orders, consent orders or binding agreements issued by or entered into with a Governmental Entity under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to Company or Purchaser, as applicable, any Person who is, or at any time was, a member of a controlled group (within the meaning of Section 414(n)(6)(B) of the Code) that includes, or at any time included, Company or Purchaser, as applicable, or any Affiliate of Company or Purchaser, as applicable, or any predecessor of any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDI Act” means the Federal Deposit Insurance Act of 1950, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System or its delegees.

“FHLB” means the Federal Home Loan Bank.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.

“Hazardous Material” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration which are regulated under or for which liability can be imposed under any Environmental Law.

“Indiana Financial Institutions Act” means the Indiana Financial Institutions Act of 1933, as amended.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (a) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights; (b) copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights; (c) trademarks, service marks, trade names, business names, logos, trade dress, certification marks and other indicia of commercial source or origin together with all goodwill associated with the foregoing, and all registrations, applications and renewals for any of the foregoing; (d) trade secrets and business, technical and know-how information, databases, data collections and other confidential and proprietary information and all rights therein; (e) software, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other software-related specifications and documentation; and (f) Internet domain name registrations.

“Knowledge” or any similar phrase means those facts that are known or should have been known after due inquiry by the executive officers of the party and its subsidiaries.

“Law” means any federal or state statute, law, ordinance, rule, code, executive order, common law, injunction, judgment, decree, Order or regulation of any Governmental Entity.

“Liability” means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, security interest, hypothecation or other encumbrance affecting such property or asset.

“Material Adverse Effect” means with respect to any Person, any event, occurrence, fact, condition or change that (a) is materially adverse to the business, results of operations, financial condition, business, or assets of such Person and its Subsidiaries, taken as a whole, or (b) prohibits or materially impairs the ability of such Person to consummate the transactions contemplated by this Plan of Merger on a timely basis; provided, however, that, for the purposes of clause (a), a Material Adverse Effect shall not include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from (either alone or in combination): (i) conditions or changes generally affecting the economy, financial or securities markets; (ii) any outbreak or escalation of hostilities, war (whether or not declared) or military action or any act of terrorism, the occurrence of any natural disaster, or occurrence of any man-made disaster; (iii) general conditions in or changes generally affecting the banking industry or geographic regions in which such Person or its Subsidiaries operate; (iv) changes in Laws (or interpretations thereof); (v) changes in GAAP or accounting standards (or interpretations thereof); (vi) compliance with the terms of, or the taking of any action required by, this Plan of Merger; (vii) the announcement or pendency of the Merger or any other transaction contemplated by this Plan of Merger; and (viii) acts or omissions of (A) Company prior to the Effective Time taken at the written request of Purchaser or with the prior written consent of Purchaser or (B) Purchaser prior to the Effective Time taken at the written request of Company or with the prior written consent of Company, in each case, in connection with the transactions contemplated by this Plan of Merger or applicable Law; provided further that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, compared to other participants in the industries or geographic regions in which such Person and its Subsidiaries conduct their businesses.

“Purchaser Board of Directors” shall mean the board of directors of Purchaser.

“Purchaser Material Adverse Effect” means a Material Adverse Effect with respect to Purchaser.

“Michigan Banking Code” means the Michigan Banking Code of 1999, as amended.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.

“NLRB” means the National Labor Relations Board.

“Order” means any award, injunction, judgment, decree, order, ruling or verdict or other similar decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Permit” means any grant, exemption, declaration, registration, filing, order, authorization, approval, consent, exception, accreditation, certificate, license, permit or franchise of, from or required by any Governmental Entity of competent jurisdiction or pursuant to any Law.

“Permitted Liens” means with respect to Company, (a) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith for which adequate accruals or reserves have been established on the books and records of Company, (b) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith for which adequate accruals or reserves have been established on the books and records of Company, (c) Liens and encroachments which do not materially interfere with the present use of the properties or assets they affect, (d) Liens that will be released prior to or as of the Closing, (e) Liens that are disclosed on the most recent consolidated balance sheet of Company or notes thereto included in the Company SEC Reports or securing liabilities reflected on such balance sheet, (f) Liens that were incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Company, (g) Liens set forth in Section 8.1 of the Company Disclosure Letter, and (h) with respect to real property, whether owned or leased, any Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“Regulation O” means Regulation O of the Federal Reserve Board.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, migrating, leaching, dumping or disposing of a Hazardous Material.

“Representatives” means, with respect to any Person, the respective officers, directors, managers, members, employees, consultants, accountants, brokers, financial advisors, legal counsel, agents, advisors, Affiliates and other representatives of that Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, withholding, payroll, employment, excise, property, abandoned property, escheat, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, transfer, real property transfer, recording, documentary, stamp, registration, unemployment, social security, workers’ compensation, capital, premium, and other governmental taxes, assessments, customs, duties or levies, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Entity.

“Transaction Documents” means (a) the Proxy Statement, (b) the Registration Statement, and (c) any other documents to be filed with the SEC, the Federal Reserve Board or any other Governmental Entity in connection with the Merger.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar foreign, state or local Law.

8.2 For purposes of this Plan of Merger, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Plan of Merger as a whole and not to any particular provision of this Plan of Merger; (d) when a reference is made in this Plan of Merger to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Plan of Merger; (e) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (f) the word “include”, “includes” or “including” when used in this Plan of Merger will be deemed to include the words “without limitation”, unless otherwise specified; (g) a reference to any party to this Plan of Merger or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (h) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (i) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (j) any references in this Plan of Merger to “dollars” or “$” shall be to U.S. dollars.

8.3 The following terms are defined on the following pages of this Plan of Merger:

Acceptable Company Confidentiality Agreement	34
Acceptance Period	7
Adjusted Exchange Ratio	7
Adjusted Stock Purchase Price	8
Average Purchaser Closing Price	8
Award	4
Bank Consolidation	46
Bank Index	7
Business Loan Agreement	48
Cash Consideration	3
Certificate of Merger	2
Closing	2
Closing Date	2
COBRA	42
Code	1
Company	1
Company Acquisition Agreement	35
Company Adverse Recommendation Change	35
Company Board Recommendation	9
Company Call Reports	13
Company Common Stock	11
Company Consolidated Shareholders’ Equity	9
Company Disclosure Letter	9
Company Investment Banker	21
Company Material Contract	16
Company Preferred Stock	11
Company Real Property	46
Company SEC Reports	22
Company Share-Based Awards	11
Company Shareholder Approval	9
Company Shareholder Meeting	37
Company Subsidiaries	10
Company Subsidiary	10
Company Superior Proposal	36
Company Takeover Proposal	36
Company Termination Fee	53
Company-Owned Intellectual Property	16
Company’s Financial Statements	12
Confidentiality Agreement	43
Constituent Corporation	1
Continuing Employees	40
Converted Stock-Based Award	4
Converted Stock-Based Award Ratio	4
Effective Time	2

Eligible Retirees	41
End Date	52
Environmental Costs	47
Environmental Price Adjustment	8
Environmental Risks	47
Exchange Ratio	3
Excluded Shares	3
Exercise Period	7
Final Index Price	7
Final Purchaser Price	7
Floor Purchaser Price	7
IBCL	1
Increase Notice	7
Indemnified Party	43
Initial Index Price	7
Initial Purchaser Price	7
Intended Tax Treatment	45
Maximum Amount	44
MBCA	1
Merger	1
Merger Consideration	3
Phase I Assessment	47
Phase II Assessment	47
Plan of Merger	1
Pricing Period	7
Proxy Statement	37
Purchaser	1
Purchaser Call Reports	27
Purchaser Common Stock	26
Purchaser Disclosure Letter	24
Purchaser Investment Banker	28
Purchaser KSOP	41
Purchaser Preferred Stock	26
Purchaser Share-Based Awards	26
Purchaser Subsidiaries	24
Purchaser Subsidiary	24
Purchaser Termination Fee	54
Purchaser’s Financial Statements	26
Registration Statement	36
Regulatory Agreement	14
Severance Policy	42
Shareholders’ Equity Price Adjustment	8
Stock Purchase Price	9
Surviving Corporation	1
Termination Date	51
Upset Condition	7

ARTICLE IX

MISCELLANEOUS

9.1 No Third-Party Beneficiaries. This Plan of Merger will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns, other than Section 5.10 (which will be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein) and Article II (which shall be for the benefit of the holders of Company Common Stock after the Effective Time, whether represented by Certificates or Book-Entry Shares, and any holder of an Award granted under a Company Stock Plan.

9.2 Specific Performance.

9.2.1 The parties agree that irreparable damage to Company or Purchaser, as applicable, would occur in the event that any of the provisions of this Plan of Merger were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Plan of Merger could not be adequately compensated in all cases by monetary damages alone. The parties acknowledge and agree that, prior to the valid termination of this Plan of Merger pursuant to Section 7.1, (a) Company shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Plan of Merger by Purchaser or to enforce specifically the terms and provisions of this Plan of Merger and (b) Purchaser shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Plan of Merger by Company or to enforce specifically the terms and provisions of this Plan of Merger.

9.2.2 The parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Plan of Merger by Company or Purchaser, as applicable, and to specifically enforce the terms and provisions of this Plan of Merger to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of Company and Purchaser, as applicable, under this Plan of Merger, all in accordance with the terms of this Section 9.2.

9.2.3 Neither Company nor Purchaser, as applicable, shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Plan of Merger and to enforce specifically the terms and provisions of this Plan of Merger, all in accordance with the terms of this Section 9.2.

9.3 Entire Agreement. This Plan of Merger (including the exhibits and the schedules hereto), together with the Confidentiality Agreement, constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they are related in any way to the subject matter of this Plan of Merger.

9.4 Succession and Assignment. This Plan of Merger will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Plan of Merger or any of its rights, interests or obligations hereunder without the prior written approval of, in the case of assignment by Company, Purchaser, and, in the case of assignment by Purchaser, Company.

9.5 Construction. The parties have participated jointly in the negotiation and drafting of this Plan of Merger, and, in the event an ambiguity or question of intent or interpretation arises, this Plan of Merger will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Plan of Merger.

9.6 Jurisdiction. Each of the parties to this Plan of Merger irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Circuit Courts of the States of Michigan and Indiana or any federal courts of the United States of America sitting in the States of Michigan and Indiana, and any appellate court from any thereof, in any Action or proceeding arising out of or relating to this Plan of Merger or the transactions contemplated by this Plan of Merger, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Action or proceeding shall, if brought by Purchaser, be heard and determined in a Michigan court or, to the extent permitted by Law, in a federal court sitting in the State of Michigan, or if brought by Company, be heard and determined in an Indiana court or, to the extent permitted by Law, in a federal court sitting in the State of Indiana.

9.7 Waiver of Jury Trial. Each of the parties waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Action or proceeding directly or indirectly arising out of, under or in connection with this Plan of Merger or the transactions contemplated by this Plan of Merger.

9.8 Notices. All notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by a fax transmission or electronic mail (if receipt by the intended recipient is confirmed by the same means, which confirmation each party agrees to transmit reasonably promptly) a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:

If to Purchaser:	With a copy to:
Robert G. Jones	Krieg DeVault LLP
President & Chief Executive Officer	Attention: Michael J. Messaglia
One Main Street	One Indiana Square, Suite 2800
Evansville, IN 47708	Indianapolis, IN 46204

Facsimile: 812-468-0399	Facsimile: 317-636-1507
Telephone: 812-464-1280	Telephone: 317-238-6249
Email: bob.jones@oldnational.com	Email: mmessaglia@kdlegal.com

If to Company:	With a copy to:
Robert K. Chapman	Warner Norcross & Judd LLP
Chief Executive Officer	Attention: Gordon R. Lewis
2723 S. State Street	111 Lyon Street, NW
Ann Arbor, MI 48104	Grand Rapids, MI 49503

Facsimile: 734-214-5320	Facsimile: 616-222-2752
Telephone: 734-214-3801	Telephone: 616-752-2752
Email: rchapman@ubat.com	Email: glewis@wnj.com

9.9 Governing Law. This Plan of Merger shall be governed, construed, and enforced in accordance with the laws of the State of Indiana with respect to matters of corporate law applicable to Purchaser, with the laws of the State of Michigan with respect to matters of corporate law applicable to Company, and with the laws of the State of Delaware with respect to other matters or matters involving conflicts of laws.

9.10 Counterparts. This Plan of Merger may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Plan of Merger shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by facsimile or electronic mail transmission from a party. If so delivered by facsimile or electronic mail transmission, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.

9.11 Headings. The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger.

9.12 Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Plan of Merger shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Plan of Merger shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then-current local time in Lansing, Michigan.

9.13 Severability. If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable Order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

9.14 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Plan of Merger or in any instrument delivered pursuant to this Plan of Merger, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article IX.

9.15 Amendments. This Plan of Merger may be amended by the parties hereto, by action taken or authorized, in the case of Company, by the Company Board of Directors or a duly authorized committee of the Company Board of Directors and, in the case of Purchaser, by the Purchaser Board of Directors or a duly authorized committee of the Purchaser Board of Directors at any time before or after the receipt of the Company Shareholder Approval, but, after receipt of any such shareholder approval, no amendment will be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by the Company Shareholders without such further approval. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of Company and Purchaser.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned parties have duly executed and acknowledged this Plan of Merger as of the date first written above.

OLD NATIONAL BANCORP

/s/ Robert G. Jones
By:	Robert G. Jones
Its:	President & Chief Executive Officer

UNITED BANCORP, INC.

/s/ Robert K. Chapman
By:	Robert K. Chapman
Its:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Exhibit A

VOTING AGREEMENT

Each of the undersigned directors of United Bancorp, Inc. (“Company”) hereby agrees in his or her individual capacity as a shareholder to vote his or her shares of Company Common Stock that are registered in his or her personal name (and agrees to use his or her reasonable efforts to cause all additional shares of Company Common Stock owned jointly by him or her with any other person or by his or her spouse or over which he or she has voting influence or control to be voted) in favor of the Agreement and Plan of Merger by and between Old National Bancorp and Company, dated January 7, 2014 (the “Agreement”). In addition, each of the undersigned directors hereby agrees not to make any transfers of shares of Company Common Stock with the purpose of avoiding his or her agreements set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement. Each of the undersigned is entering into this Voting Agreement solely in his or her capacity as an individual shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require any of the undersigned, (i) in his or her capacity as a director of Company or (ii) in his or her capacity as a trustee, personal representative or other fiduciary capacity, to act or fail to act in accordance with his or her duties in such director or fiduciary capacity. Furthermore, none of the undersigned makes any agreement or understanding herein in his or her capacity as a director of Company. Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger (as defined in the Agreement); (b) the termination of the Agreement in accordance with its terms; or (c) upon a Company Adverse Recommendation Change (as defined in the Agreement). This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Dated this 7th day of January, 2014.

Karen F. Andrews	Kenneth W. Crawford

Stephanie H. Boyse	John H. Foss

James D. Buhr	Norman G. Herbert

Robert K. Chapman	James C. Lawson

Len M. Middleton